中策集團有限公司
China Strategic Holdings Limited

04045824

園道一號中銀大廈52樓
, Bank of China Tower,
rden Road, Hong Kong.
電話: (852) 2514 0300
傳真: (852) 2537 6591

**FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC**



13th October, 2004

**Re: China Strategic Holdings Limited – File No. 82-3596**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

 **BY COURIER**

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 13th September, 2004;
2. Announcement dated 17th September, 2004;
3. Announcement dated 21st September, 2004;
4. Announcement dated 30th September, 2004;
5. Form AC1 dated 29th June, 2004;
6. Form D2A dated 30th September, 2004;
7. Form D3 dated 30th September, 2004; and
8. 2004 Interim Report.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited



Jenny Chan
Secretary

Encl.

JC/DT/CSH04

香港版 中国日报 CHINA DAILY · HONG KONG EDITION

8 ANNOUNCEMENT
TUESDAY SEPTEMBER 14 2004



# CHINA STRATEGIC HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability)*

(stock code: 235)

## DELAY IN DESPATCH OF CIRCULAR

The Company has made an application to the Stock Exchange for a further extension of time for the despatch of the Circular to on or before 17th September, 2004.

Reference is made to the announcement of the Company dated 7th July, 2004 (the "Announcement") in relation to the acquisition of property interests in the PRC by the Group which constitutes a very substantial acquisition of the Company and the announcements of the Company dated 27th July, 2004, 12th August, 2004 and 27th August, 2004 in relation to the delay in despatch of the circular. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein requires otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders within 21 days after publication of the Announcement, which is on or before 28th July, 2004. On 27th July, 2004, the Company applied to and was granted by the Stock Exchange an extension of time for the despatch of the Circular from 28th July, 2004 to 13th August, 2004. On 12th August, 2004, the Company applied to and was granted by the Stock Exchange to further extend the despatch of the Circular from 13th August, 2004 to 27th August, 2004, which was further extended to 13th September, 2004. As more time is needed for the finalisation of the pro forma financial information of the Group for inclusion in the Circular, the Company has applied to the Stock Exchange under Rule 14.38 of the Listing Rules for a further extension of time for despatch of the Circular from 13th September, 2004 to on or before 17th September, 2004.

By Order of the board of directors of
**China Strategic Holdings Limited**
**Jenny Chan**
*Company Secretary*

Hong Kong, 13th September, 2004

*As at the date of this announcement, the board of Directors comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive Directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate Directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive Directors.*

香港版 中国日報
CHINA DAILY · HONG KONG EDITION
FRIDAY SEPTEMBER 17, 2004

# CHINA STRATEGIC HOLDINGS LIMITED
# 中策集團有限公司

*(Incorporated in Hong Kong with limited liability)*
Stock code: 235

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the extraordinary general meeting of CHINA STRATEGIC HOLDINGS LIMITED (the "**Company**") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tung, Kowloon, Hong Kong on 5th October, 2004 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company:

### ORDINARY RESOLUTION

"**THAT** the execution of the agreement dated 16th June, 2004 ("**Agreement**") made between Manwide Holdings Limited ("**Manwide**"), an indirect non wholly owned subsidiary of the Company, as the purchaser, and 上海久盛投資有限公司 (Shanghai Jiu Sheng Investment Company Limited), as the vendor, for the acquisition of certain interest in a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the People's Republic of China and the 24-storey building together with the 2 levels of underground carparks being erected thereupon at a consideration of RMB450 million subject to variations according to the terms of the Agreement, and the transactions contemplated under the Agreement and the performance by Manwide thereof be and are hereby confirmed, ratified and approved and that any one or more of the directors of the Company be and are hereby authorized to sign, seal, execute, perfect and deliver such other documents or supplemental agreements or deeds on behalf of the Company and to do all such things and take all such action as he or she or they may consider necessary or desirable for the purpose of giving effect to the Agreement and completing the transactions contemplated by the Agreement with such changes as any such director(s) may consider necessary, desirable or expedient."

By order of the board
**China Strategic Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 17th September, 2004

*Notes:*

(1) Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and to vote instead of him. A proxy need not be a shareholder of the Company.

(2) In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Standard Registrars Limited, at Ground Floor., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

(3) Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(4) In the case of joint holders of a share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto to if more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

(5) As at the date hereof, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

File No. 82-3596



# CHINA STRATEGIC HOLDINGS LIMITED
# 中策集團有限公司

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 235)

## INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

The directors of China Strategic Holdings Limited (the "Company") announce that the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2004 together with comparative figures for the same period in 2003 are as follows:-

### CONDENSED CONSOLIDATED INCOME STATEMENT

| | Notes | Six months ended 30th June, 2004 HK$'000 (unaudited) | 2003 HK$'000 (unaudited) |
|---|---|---|---|
| Turnover | | 106,571 | 1,735,605 |
| Cost of sales | | (68,128) | (1,494,160) |
| Gross profit | | 38,443 | 241,445 |
| Other operating income | 4 | 44,926 | 47,041 |
| Distribution costs | | (21,363) | (99,561) |
| Administrative expenses | | (23,575) | (76,490) |
| Other expenses | 5 | (102,739) | (16,206) |
| (Loss) profit from operations | 6 | (64,308) | 96,229 |
| Net (loss) gain on disposal of interests in subsidiaries | | (5,266) | 4,784 |
| Net gain (loss) on deemed disposal/liquidation of interests in associates | | 27,881 | (36,767) |
| Share of results of associates | | (29,060) | (125,012) |
| Finance costs | | (9,298) | (28,716) |
| Loss before taxation | | (80,051) | (89,482) |
| Taxation | 7 | (761) | (7,469) |
| Loss before minority interests | | (80,812) | (96,951) |
| Minority interests | | (13,734) | (35,751) |
| Net loss for the period | | (94,546) | (132,702) |
| Loss per share | 8 | | |
| – Basic | | (10.8) cents | (16.0) cents |
| – Diluted | | N/A | N/A |

### CONDENSED CONSOLIDATED BALANCE SHEET

| | 30th June, 2004 HK$'000 (unaudited) | 31st December, 2003 HK$'000 (audited) |
|---|---|---|
| **Non-Current Assets** | | |
| Property, plant and equipment | 35,936 | 43,156 |
| Goodwill | 21,960 | 9,325 |
| Interests in associates | 614,841 | 823,147 |
| Receivables – due after one year | 183,345 | 31,286 |
| Investments in securities | 167,024 | 217,683 |
| Deposit paid for acquisition of a property | 46,685 | – |
| | 1,069,791 | 1,124,597 |

| For the period ended 30th June, 2003 | Continuing operations: Investment in securities HK$'000 | Discontinuing operations: Manufacturing and trading of tire products HK$'000 (Note b) | Discontinuing operations: Manufacturing and trading of pharmaceutical products HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|
| TURNOVER | | | | |
| External | – | 1,606,194 | 129,411 | 1,735,605 |
| RESULT | | | | |
| Segment result | (6,839) | 79,001 | (855) | 71,307 |
| Unallocated corporate expenses | | | | (13,374) |
| Exchange gain | | | | 17,429 |
| Interest income | | | | 19,232 |
| Dividend income | | | | 1,635 |
| Profit from operations | | | | 96,229 |

*Notes:*

(a) Following the disposal of Tung Fong Hung Investments Limited and its subsidiaries which was engaged in the manufacturing and trading of pharmaceutical products in May 2004, the business segment of manufacturing and trading of pharmaceutical products was regarded as discontinuing operations during the period ended 30th June, 2004.

(b) Following the disposal of interests in subsidiaries which were engaged in business of manufacturing and trading of tire products in September 2003, the business segment of manufacturing and trading of tire products was regarded as discontinuing operations during the period ended 30th June, 2003.

**Geographical segments**

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

| | Turnover Six months ended 30th June, 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| The People's Republic of China, other than Hong Kong (the "PRC") | 10,309 | 1,626,858 |
| Hong Kong | 96,262 | 91,115 |
| Overseas | – | 17,632 |
| | 106,571 | 1,735,605 |

### 4. OTHER OPERATING INCOME

| | Six months ended 30th June, 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Interest income | 21,672 | 19,232 |
| Exchange gain | 2,430 | 17,429 |
| Gain on disposal of investments in securities | 19,006 | 5,187 |
| Dividend income from listed investments | 1,185 | 1,635 |
| Others | 633 | 3,558 |
| | 44,926 | 47,041 |

### 5. OTHER EXPENSES

| | Six months ended 30th June, 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Unrealised holding loss on investments in securities | 36,462 | 12,026 |

香港版 中国日報
CHINA DAILY · HONG KONG EDITION
8 ANNOUNCEMENT
TUESDAY SEPTEMBER 14 2004



# CHINA STRATEGIC HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability)*

(stock code: 235)

## DELAY IN DESPATCH OF CIRCULAR

The Company has made an application to the Stock Exchange for a further extension of time for the despatch of the Circular to on or before 17th September, 2004.

Reference is made to the announcement of the Company dated 7th July, 2004 (the "Announcement") in relation to the acquisition of property interests in the PRC by the Group which constitutes a very substantial acquisition of the Company and the announcements of the Company dated 27th July, 2004, 12th August, 2004 and 27th August, 2004 in relation to the delay in despatch of the circular. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein requires otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders within 21 days after publication of the Announcement, which is on or before 28th July, 2004. On 27th July, 2004, the Company applied to and was granted by the Stock Exchange an extension of time for the despatch of the Circular from 28th July, 2004 to 13th August, 2004. On 12th August, 2004, the Company applied to and was granted by the Stock Exchange to further extend the despatch of the Circular from 13th August, 2004 to 27th August, 2004, which was further extended to 13th September, 2004. As more time is needed for the finalisation of the pro forma financial information of the Group for inclusion in the Circular, the Company has applied to the Stock Exchange under Rule 14.38 of the Listing Rules for a further extension of time for despatch of the Circular from 13th September, 2004 to on or before 17th September, 2004.

By Order of the board of directors of
**China Strategic Holdings Limited**
**Jenny Chan**
*Company Secretary*

Hong Kong, 13th September, 2004

*As at the date of this announcement, the board of Directors comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive Directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate Directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive Directors.*

香港版 中国日報
CHINA DAILY - HONG KONG EDITION
FRIDAY SEPTEMBER 17, 2004

# CHINA STRATEGIC HOLDINGS LIMITED
# 中策集團有限公司

*(Incorporated in Hong Kong with limited liability)*
Stock code: 235

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the extraordinary general meeting of CHINA STRATEGIC HOLDINGS LIMITED (the "**Company**") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tung, Kowloon, Hong Kong on 5th October, 2004 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company:

### ORDINARY RESOLUTION

"**THAT** the execution of the agreement dated 16th June, 2004 ("**Agreement**") made between Manwide Holdings Limited ("**Manwide**"), an indirect non wholly owned subsidiary of the Company, as the purchaser, and 上海久盛投資有限公司 (Shanghai Jiu Sheng Investment Company Limited), as the vendor, for the acquisition of certain interest in a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the People's Republic of China and the 24-storey building together with the 2 levels of underground carparks being erected thereupon at a consideration of RMB450 million subject to variations according to the terms of the Agreement, and the transactions contemplated under the Agreement and the performance by Manwide thereof be and are hereby confirmed, ratified and approved and that any one or more of the directors of the Company be and are hereby authorized to sign, seal, execute, perfect and deliver such other documents or supplemental agreements or deeds on behalf of the Company and to do all such things and take all such action as he or she or they may consider necessary or desirable for the purpose of giving effect to the Agreement and completing the transactions contemplated by the Agreement with such changes as any such director(s) may consider necessary, desirable or expedient."

By order of the board
**China Strategic Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 17th September, 2004

*Notes:*

(1) Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and to vote instead of him. A proxy need not be a shareholder of the Company.

(2) In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Standard Registrars Limited, at Ground Floor., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

(3) Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(4) In the case of joint holders of a share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto to if more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

(5) As at the date hereof, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

| | | |
|---|---|---|
| **Non-Current Assets** | | |
| Property, plant and equipment | 35,936 | 43,156 |
| Goodwill | 21,960 | 9,325 |
| Interests in associates | 614,841 | 823,147 |
| Receivables – due after one year | 183,345 | 31,286 |
| Investments in securities | 167,024 | 217,683 |
| Deposit paid for acquisition of a property | 46,685 | – |
| | 1,069,791 | 1,124,597 |
| **Current Assets** | | |
| Other asset | 227,050 | 226,718 |
| Inventories | 18,043 | 66,976 |
| Trade debtors | 7,551 | 13,718 |
| Receivables due from associates | 6,885 | 6,294 |
| Receivables – due within one year | 233,689 | 370,459 |
| Other receivables, deposits and prepayments | 102,040 | 57,677 |
| Investments in securities | 104,456 | 2,930 |
| Bank balances and cash | 217,757 | 319,875 |
| | 917,471 | 1,064,647 |
| **Current Liabilities** | | |
| Creditors, other payables and accrued charges | 46,584 | 84,946 |
| Payables – due within one year | 222,671 | 34,611 |
| Payables due to associates | 185 | 185 |
| Income and other tax payable | 3,360 | 3,064 |
| Bank loans and other borrowings – due within one year | 13,714 | 38,284 |
| | 286,514 | 161,090 |
| **Net Current Assets** | 630,957 | 903,557 |
| | 1,700,748 | 2,028,154 |
| **Capital and Reserves** | | |
| Share capital | 88,160 | 85,660 |
| Reserves | 1,350,053 | 1,447,720 |
| | 1,438,213 | 1,533,380 |
| **Minority Interests** | 262,535 | 250,160 |
| **Non-Current Liabilities** | | |
| Bank loans and other borrowings – due after one year | – | 144 |
| Payables – due after one year | – | 244,470 |
| | – | 244,614 |
| | 1,700,748 | 2,028,154 |

*Notes:*

1. **BASIS OF PREPARATION**

   The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

   The condensed financial statements have been prepared under the historical cost convention, as modified for valuation of investments in securities.

   The accounting policies adopted are consistent with those followed in the preparation of the Group's financial statements for the year ended 31st December, 2003.

3. **SEGMENT INFORMATION**

   **Business segments**

   The Group's primary format for reporting segment information is business segments.

   An analysis of the Group's turnover and contribution to operating results by business segments is as follows:

| | Continuing operations | | | Discontinuing operations | |
|---|---|---|---|---|---|
| | Investment in securities HK$'000 | Manufacturing and trading of battery products HK$'000 | Sub-total HK$'000 | Manufacturing and trading of pharmaceutical products HK$'000 (Note a) | Consolidated HK$'000 |

For the period ended

| | | |
|---|---|---|
| [illegible] | [illegible] | 5,187 |
| Dividend income from listed investments | 1,185 | 1,635 |
| Others | 633 | 3,558 |
| | 44,926 | 47,041 |

5. **OTHER EXPENSES**

| | Six months ended 30th June, 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Unrealised holding loss on investments in securities | 36,462 | 12,026 |
| Allowance for bad and doubtful debts | 9,460 | – |
| Allowance for receivables | 56,000 | – |
| Allowance for amounts due from associates | 499 | – |
| Amortisation of goodwill arising on acquisition of subsidiaries | 155 | 814 |
| Others | 163 | 3,366 |
| | 102,739 | 16,206 |

6. **(LOSS) PROFIT FROM OPERATIONS**

   (Loss) profit from operations has been arrived at after charging:

| | Six months ended 30th June, 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Depreciation and amortisation of property, plant and equipment | 2,602 | 24,012 |

7. **TAXATION**

| | Six months ended 30th June, 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| The charge (credit) comprises: | | |
| Hong Kong Profits Tax | 585 | 706 |
| Taxation in other jurisdictions | 176 | 7,533 |
| Deferred tax credit | – | (770) |
| Taxation attributable to the Company and its subsidiaries | 761 | 7,469 |

   Hong Kong Profits Tax was provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits of the subsidiaries of the Group.

   Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

   The Group has no significant unrecognised deferred taxation at reporting date or during both periods.

8. **LOSS PER SHARE**

   The calculation of the basic loss per share is based on the net loss for the period of approximately HK$94,546,000 (approximately HK$132,702,000 for the six months ended 30th June, 2003) and on the weighted average of 873,325,856 (829,468,413 for the six months ended 30th June, 2003) ordinary shares in issue during the period.

   The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

## INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2004 (2003: Nil).

## ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2004 totaled HK$106.6 million, representing a decrease of 93.9% from HK$1,735.6 million over the last corresponding period. The turnover for the first half-year was mainly generated from manufacturing and trading of batteries products and the pharmaceutical products operation, the business segment of pharmaceutical products operation was treated as discontinuing operations during the period under review following the disposal of this operation in May 2004.

The Group's unaudited consolidated loss for the six months ended 30th June, 2004 reduced by 28.8% to HK$94.5 million as compared to HK$132.7 million in the last corresponding period. The net loss incurred for the period was mainly attributable to the allowance for receivables and provision for unrealized holding loss in investments in securities during the period.

## LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2004, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments in securities and subsidiaries.

The Group's short-term bank loans and other borrowings decreased from approximately HK$38.3 million as at 31st December, 2003 to approximately HK$13.7 million as at 30th June, 2004, representing a significant decrease of 64.3%. There was no long-term bank loans and other borrowings at 30th June, 2004 under review compared with the approximately HK$0.1 million at 31st December, 2003. The gearing ratio, calculated to the total long-term bank loans and other borrowings divided by total shareholders' funds remains nil as at 30th June, 2004 and 31st December, 2003. The Group's total borrowings of HK$13.7 million were mainly denominated in HK dollars and Renminbi, and the maturity profile were all within one year. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 30th June, 2004, total bank borrowings and other borrowings of the Group amounted to approximately HK$13.7 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

During the period under review, capital expenditure aggregated to approximately HK$1.5 million and was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

Cash and bank balances amounted to approximately HK$217.8 million, and is mainly denominated in Hong Kong dollars, Renminbi and Australian dollars. The Group does not expect significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any foreign exchange contracts, currency swaps or other financial derivatives.

## SIGNIFICANT INVESTMENTS

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Creditors, other payables and accrued charges | 46,584 | 84,946 |
| Payables – due within one year | 222,671 | 34,611 |
| Payables due to associates | 185 | 185 |
| Income and other tax payable | 3,360 | 3,064 |
| Bank loans and other borrowings – due within one year | 13,714 | 38,284 |
| | 286,514 | 161,090 |
| **Net Current Assets** | 630,957 | 903,557 |
| | 1,700,748 | 2,028,154 |
| **Capital and Reserves** | | |
| Share capital | 88,160 | 85,660 |
| Reserves | 1,350,053 | 1,447,720 |
| | 1,438,213 | 1,533,380 |
| **Minority Interests** | 262,535 | 250,160 |
| **Non-Current Liabilities** | | |
| Bank loans and other borrowings – due after one year | – | 144 |
| Payables – due after one year | – | 244,470 |
| | – | 244,614 |
| | 1,700,748 | 2,028,154 |

*Notes:*

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for valuation of investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's financial statements for the year ended 31st December, 2003.

3. **SEGMENT INFORMATION**

**Business segments**

The Group's primary format for reporting segment information is business segments.

An analysis of the Group's turnover and contribution to operating results by business segments is as follows:

| | Continuing operations | | | Discontinuing operations | |
|---|---|---|---|---|---|
| | **Investment in securities** *HK$'000* | **Manufacturing and trading of battery products** *HK$'000* | **Sub-total** *HK$'000* | **Manufacturing and trading of pharmaceutical products** *HK$'000* *(Note a)* | **Consolidated** *HK$'000* |
| For the period ended 30th June, 2004 | | | | | |
| TURNOVER | | | | | |
| External | – | 10,309 | 10,309 | 96,262 | 106,571 |
| RESULT | | | | | |
| Segment result | (20,815) | 102 | (20,713) | 6,777 | (13,936) |
| Unallocated corporate expenses | | | | | (19,659) |
| Allowance for receivables | | | | | (56,000) |
| Exchange gain | | | | | 2,430 |
| Interest income | | | | | 21,672 |
| Dividend income | | | | | 1,185 |
| Loss from operations | | | | | (64,308) |

| | | |
|---|---|---|
| Depreciation and amortisation of property, plant and equipment | 2,602 | 24,012 |

7. **TAXATION**

| | Six months ended 30th June, 2004 *HK$'000* | 2003 *HK$'000* |
|---|---|---|
| The charge (credit) comprises: | | |
| Hong Kong Profits Tax | 585 | 706 |
| Taxation in other jurisdictions | 176 | 7,533 |
| Deferred tax credit | – | (770) |
| Taxation attributable to the Company and its subsidiaries | 761 | 7,469 |

Hong Kong Profits Tax was provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits of the subsidiaries of the Group.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The Group has no significant unrecognised deferred taxation at reporting date or during both periods.

8. **LOSS PER SHARE**

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$94,546,000 (approximately HK$132,702,000 for the six months ended 30th June, 2003) and on the weighted average of 873,325,856 (829,468,413 for the six months ended 30th June, 2003) ordinary shares in issue during the period.

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

## INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2004 (2003: Nil).

## ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2004 totaled HK$106.6 million, representing a decrease of 93.9% from HK$1,735.6 million over the last corresponding period. The turnover for the first half-year was mainly generated from manufacturing and trading of batteries products and the pharmaceutical products operation, the business segment of pharmaceutical products operation was treated as discontinuing operations during the period under review following the disposal of this operation in May 2004.

The Group's unaudited consolidated loss for the six months ended 30th June, 2004 reduced by 28.8% to HK$94.5 million as compared to HK$132.7 million in the last corresponding period. The net loss incurred for the period was mainly attributable to the allowance for receivables and provision for unrealized holding loss in investments in securities during the period.

## LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2004, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments in securities and subsidiaries.

The Group's short-term bank loans and other borrowings decreased from approximately HK$38.3 million as at 31st December, 2003 to approximately HK$13.7 million as at 30th June, 2004, representing a significant decrease of 64.3%. There was no long-term bank loans and other borrowings at 30th June, 2004 under review compared with the approximately HK$0.1 million at 31st December, 2003. The gearing ratio, calculated to the total long-term bank loans and other borrowings divided by total shareholders' funds remains nil as at 30th June, 2004 and 31st December, 2003. The Group's total borrowings of HK$13.7 million were mainly denominated in HK dollars and Renminbi, and the maturity profile were all within one year. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 30th June, 2004, total bank borrowings and other borrowings of the Group amounted to approximately HK$13.7 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

During the period under review, capital expenditure aggregated to approximately HK$1.5 million and was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

Cash and bank balances amounted to approximately HK$217.8 million, and is mainly denominated in Hong Kong dollars, Renminbi and Australian dollars. The Group does not expect significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any foreign exchange contracts, currency swaps or other financial derivatives.

## SIGNIFICANT INVESTMENTS

**China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited)**

For the period under review, China Enterprises Limited ("China Enterprises") continued to look at strategic investment opportunities with a view to expanding business portfolios. Wing On Travel (Holdings) Limited ("Wing On") is a travel business related affiliate which continues to benefit from the upward rebound to the travel business of Hong Kong after the negative impacts brought by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") subsided over the corresponding period. After disposing of its investments in Yinchuan C.S.I. (Greatwall) Rubber Company Limited, Double Happiness Tire Industries Corporation Limited and 25% interest in Hangzhou Zhongce Rubber Company Limited ("Hangzhou Zhongce") which are principally engaged in the manufacturing and trading of tires products in the PRC and other countries aboard in 2003, China Enterprises maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce.

In June 2004, China Enterprises entered into a conditional agreement for the proposed acquisition of a property situated in Shanghai, the PRC and the property being erected thereon which comprises two levels of underground car-parks and a 24-storey building for a consideration of RMB450 million. It is the intention of the management of China Enterprises to continue seeking appropriate investment opportunities in hotel and travel related businesses in the PRC in view of the positive outlooks in this sector in the coming future.

中國日報 香港版
CHINA DAILY · HONG KONG EDITION



**MRI Holdings Limited**

MRI Holdings Limited ("MRI") (ASX code: MRI) continues as an investment company under the ASX guidelines.

MRI has made considerable effort to identify suitable investments, which fit the criteria, laid down by the ASX but as yet has not done so. As a result the MRI currently has approximately half of its current assets in cash and consequently MRI is currently suspended from trading until such time as it makes a suitable investment.

MRI has seen fit to appoint a receiver to Fruit Projects Australia to protect its investment under the secured convertible note and the receivership is proceeding satisfactorily at this point in time.

MRI is currently investigating several investment proposals with a view to making an approved investment and applying for a lifting of the trading suspension of its shares.

**PROSPECTS**

Following the successful consolidation of the existing tire business of the Group, the Group acquired a parcel of land in Zhuhai, the PRC in 2003 as a first step to venture into the industrial properties market in the ever-developing China. Zhuhai being one of the special economic zone in the Pearl river delta plays an important role in the dynamic industrial development in the southern China. Being a close neighbour to Macau and will soon be linked up with Hong Kong directly by a newly built cross-delta bridge, the Board believes Zhuhai will definitely becomes an industrial backyard of Hong Kong.

To look for profitable investment opportunities for the ultimate interest of our shareholders in the long and medium run, the Board has proposed to proceed with the real estate development project located in Shanghai, the PRC. Shanghai, a cosmopolitan and the landmark city representing the business prosperity of modern China and the fusion of culture from the East and West, has a great potential in its hotel and accommodation business. The Board is of the view that the development right of the land into prestigious service apartments will possess tremendous potential in making positive contribution to the Group in the near future.

Although there are signs of recovery local economy after the implementation of the Closer Economic Partnership Arrangement between Hong Kong and the PRC, the formation of the Nine plus Two joint forum of the municipal government of nine major south China cities, the chief executive of Macau and the chief executive of Hong Kong together with the expected early-completion of the Disneyland in Hong Kong, the Board is of the view that the economy of the special administration region will remain gloomy and uncertain in the near term. Hence, the Board will maintain a cautiously optimistic attitude toward the development of the Group and would continue exercising cautions in allocating its resources in order to preserve the shareholders long term interest and maximizing return to shareholders.

**CORPORATE DEVELOPMENTS**

The Group acquired the entire interest in a company from an independent third party by the end of 2003 which is engaged in land development project in珠海中策產業園located in Long Shan Development Area, Doumen District, Zhuhai City, the PRC and is to be jointly developed with珠海市龍山工業區管理委員會. The Group now is entitled to have the exclusive development right to the project and the right to obtain the land for development.

China Enterprises entered into a conditional agreement dated 13th January, 2004 with Wing On (as subsequently amended on 17th March, 2004 and 4th May, 2004) in relation to the issue of 2% convertible note to China Enterprises or its nominee for a consideration of HK$155,000,000 attaching the right to convert into new shares of Wing On during a period of three years from the date of issue of the convertible note, at an initial conversion price of HK$0.02 per share of Wing On, subject to adjustment.

In March 2004, the Company entered into a conditional sale and purchase agreement with Cheung Tai Hong (B.V.I.) Limited ("Cheung Tai Hong"), a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited, in relation to the disposal of the entire equity interests in Tung Fong Hung Investment Limited to Cheung Tai Hong for a total consideration of HK$42,000,000.

As stated in the joint announcement dated 8th March, 2004 of Pacific Century Premium Developments Limited ("PCPD" formerly known as Dong Fang Gas Holdings Limited, an associated company of the Company at that time), and PCCW Limited ("PCCW"), PCPD conditionally agreed to purchase (i) the entire issued share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW and its subsidiaries and (ii) the loans of approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans,

share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW and its subsidiaries and (ii) the loans of approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans. and (iii) certain property interests. The consideration for the above transaction amounting to HK$6,557 million will be satisfied by (a) as to HK$2,967 million by the allotment and issue of approximately 1,648 million new shares of PCPD to PCCW credited as fully paid at an issue price of HK$1.80 per share; and (b) as to the remaining HK$3,590 million by the issue of the convertible note by PCPD to PCCW or as it may direct. Upon completion of the foresaid proposals, PCPD become the flagship of PCCW for property development business in Hong Kong and the PRC. After completion of the transaction, the Group's interests in PCPD was decreased from 43.06% to 2.83%.

On 30th March 2004, the Group entered into a conditional agreement to acquire 80% interests of the issued share capital of and the shareholder's loan to Talent Cosmos Limited for a consideration of HK$30 million from independent third parties. Talent Cosmos Limited is an investment holding company and its subsidiaries are principally engaged in manufacturing of batteries.

The sale and purchase agreement dated 16th June, 2004 has been entered into between the Group and Shanghai Jiu Sheng Investment Company Limited in relation to the acquisition of the interest in a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC and the building being erected thereon which comprises two levels of underground carparks and a 24-storey building by the Group for a total consideration of RMB450,000,000.

## NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30th June, 2004, the Group employed approximately 525 staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits.

25,000,000 share options were granted and then exercised during the period ended 30th June, 2004.

## COMMITMENTS

At 30th June, 2004, the Group has commitment of approximately HK$377 million which is contracted for but not provided in the interim financial report in respect of acquisition of a property located in Shanghai, PRC (31.12.2003: Nil).

## CONTINGENT LIABILITIES

At 30th June 2004, the Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to outsiders of approximately HK$59.3 million (31.12.2003: HK$0.8 million).

At 31st December, 2003, the Group also had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$32.3 million.

## PLEDGE OF ASSETS

At 30th June, 2004, investment in securities with a carrying value of HK$94.7 million (31.12.2003: HK$140.4 million) were pledged to secure margin credit facilities and banking facilities granted to the Group.

At 31st December, 2003, shares in an associate with net assets value attributable to the Group of approximately HK$83.6 million were also pledged to secure credit facilities granted to the associates of the Group.

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the listed securities of the Company by the Company or its subsidiaries during the period.

## CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that this is not complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

## AUDIT COMMITTEE

The audit committee of the Company comprises Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes who are Independent Non-Executive Directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report for the six months ended 30th June, 2004.

## PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (http://www.hkex.com.hk) in due course.

By Order of the Board
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 21st September, 2004

*As at the date of this announcement, the Board comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.*

中國日報 香港版
CHINA DAILY · HONG KONG EDITION
7
MONDAY OCTOBER 4 2004

# CHINA STRATEGIC HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code : 235)**

## APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") is pleased to announce that Mr. Wong King Lam, Joseph has been appointed as an independent non-executive director of the Company and a member of the audit committee with effect from 30th September, 2004.

Mr. Wong King Lam, aged 52, is currently the chief executive officer of a renowned automobile services company in Hong Kong. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He has more than 24 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company.

Mr. Wong has been appointed as an independent non-executive director of Hanny Holdings Limited which is a substantial shareholder of the Company with effect from 30th September, 2004. He is also an independent non-executive director of Tungtex (Holdings) Company Limited and Wing On Travel (Holdings) Limited. All of the above companies are public companies whose shares are listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Wong does not have any directorship in any listed companies in the past three years. He has not previously held any position with the Company or its subsidiaries and, save as disclosed above, does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Wong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

There is no service contract entered into between the Company and Mr. Wong. He will have no fixed term of service with the Company and will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting in accordance with the Articles of Association of the Company. The director's fee payable to Mr. Wong will be determined by the Board and subject to the approval of the shareholders of the Company.

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Wong that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warmest welcome to Mr. Wong for joining the Company.

As at the date of this announcement, the Board comprises of:–

*Executive Directors:*
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Li Wa Kin
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Chan Kwok Hung
*(Alternate to Dr. Chan Kwok Keung, Charles)*
Mr. Lui Siu Tsuen, Richard
*(Alternate to Dr. Yap, Allan)*

*Independent Non-Executive Directors:*
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes
Mr. Wong King Lam, Joseph

By order of the Board
**Chan Yan Yan, Jenny**
*Secretary*

Hong Kong, 30th September, 2004

公司註冊處
Companies Registry

# 附屬公司資料陳述書
# Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

**AMENDED**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 **Company Name**

China Strategic Holdings Limited
中策集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
**The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 31 | 12 | 2003 |

本陳述書包括 ______ 頁附表。

This Statement includes 8 page(s) of Schedule.

簽署 Signed : [signature]

姓名 Name : Chan Yan Yan, Jenny    日期 Date : 29th June, 2004 (日 DD / 月 MM / 年 YYYY)

~~董事 Director~~ / 秘書 Secretary *

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130    傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
06-09-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share<br>**Ordinary** | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Acrow Limited | BVI | US$1 | 100 | |
| APEC.com Limited | HK | HK$2 | 100 | |
| B2B Limited | HK | HK$2 | | 100 |
| Capital Canton Limited | BVI | US$1 | | 100 |
| Capital Passion Limited | BVI | US$1 | 100 | |
| Carling International Limited | BVI | US$1 | 100 | |
| Century Lead Limited | BVI | US$1 | | 100 |
| Champion Palace Development Limited | HK | HK$2 | | 100 |
| Chase Manor Development Limited | HK | HK$10,000 | | 100 |
| China Advertising Holdings Limited | HK | HK$2 | 100 | |
| China Audio & Communications Limited | HK | HK$2 | 100 | |
| China Automobile (Holdings) Limited | HK | HK$2 | 100 | |
| China B2B Net.com Limited | HK | HK$2 | 100 | |
| China Barter Trade.com Limited | HK | HK$2 | 100 | |
| China Broadcasts (Holdings) Limited | HK | HK$2 | 100 | |
| China Cable (BVI) Limited | BVI | US$3 | 100 | |
| China Cement Holdings Limited | HK | HK$20 | 100 | |
| China Computer Limited | HK | HK$20 | 100 | |
| China Data Center Limited | HK | HK$2 | | 100 |
| China Diesel Power Limited | HK | HK$2 | 100 | |
| China Digital Corporation Limited | HK | HK$2 | 100 | |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share<br>Ordinary | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| China e-Barter.com Limited | HK | HK$2 | 100 | |
| China e Bay.com Limited | HK | HK$2 | 100 | |
| China e-commerce.com Limited | HK | HK$2 | 100 | |
| China e-Link.com Limited | HK | HK$2 | 100 | |
| China e-Printing.com Limited | HK | HK$2 | 100 | |
| China Electric Corporation Limited | HK | HK$2 | 100 | |
| China Electronics Industries Limited | HK | HK$2 | 100 | |
| China Energy Holdings Limited | HK | HK$2 | 100 | |
| China Financial Net.com Limited | HK | HK$2 | 100 | |
| China Food Holdings Limited | HK | HK$2 | 100 | |
| China Grains.com Limited | HK | HK$2 | 100 | |
| China I.T. Net.com Limited | HK | HK$2 | 100 | |
| China Information Highway Holdings Limited | HK | HK$2 | | 100 |
| China Internet Capital Group Limited | HK | HK$2 | 100 | |
| China Internet Global Alliance Limited | HK | HK$10,000 | 100 | |
| China Internet Holdings Limited | HK | HK$2 | | 100 |
| China Logistic.com Limited | HK | HK$2 | 100 | |
| China Micro Systems Limited | HK | HK$2 | 100 | |
| China Pharmaceuticals Pty Ltd | Australia | A$1 | | 100 |
| China Resources Holdings Limited | BVI | US$1 | | 100 |
| China Strategic (B.V.I.) Limited | BVI | US$1 | 100 | |
| China Strategic Investment Pty Ltd | Australia | A$2 | | 100 |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share Ordinary | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| China Technologies Limited | HK | HK$2 | 100 | |
| China Telecom International Limited | HK | HK$2 | 51 | |
| China Television (Holdings) Limited | HK | HK$2 | 100 | |
| China University Online Limited | HK | HK$2 | 100 | |
| China VU.com Limited | HK | HK$2 | 100 | |
| China Wireless Limited | HK | HK$2 | 100 | |
| China WTO.com Limited | HK | HK$2 | 100 | |
| China Youth Net.com Limited | Cayman Islands | US$1,000 | 100 | |
| Citybest Limited | BVI | US$1 | 100 | |
| Com.com Limited | HK | HK$2 | 100 | |
| Concept Millennium Limited | BVI | US$1 | 100 | |
| Container Limited | BVI | US$1 | | 100 |
| Cosmos Profit International Limited | HK | HK$2 | | 100 |
| Crown Dragon Limited | BVI | US$1 | 100 | |
| CSI Land Group Limited | HK | HK$2 | 100 | |
| Diao Yu Tai (Holdings) Pte Ltd | Singapore | S$5,000,000 | 100 | |
| Dom.com Limited | HK | HK$737,680 | 100 | |
| Earnfull Industrial Limited | HK | HK$10,000,000 | | 90 |
| Ease Wealth Limited | BVI | | | 100 |
| EAsia Limited | HK | HK$2 | | 100 |
| Easy Legend Limited | BVI | US$1 | | 100 |
| Eco Tour Educational Fund Limited | HK | Limited by guarantee | - | |
| E-Invest Technology Limited | BVI | US$1 | | US$1 |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share **Ordinary** | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Ever Excellent Limited | BVI | US$1 | 100 | |
| Evergrowth Properties Limited | BVI | US$1 | 100 | |
| Exalt Investment Limited | HK | HK$10,000 | | 100 |
| Excelbond Limited | BVI | US$1 | 100 | |
| Expert Commerce Limited | BVI | US$1 | | 100 |
| Expert Solution Limited | BVI | US$1 | | 100 |
| Fast Settle Development Company Limited | HK | HK$2 | | 100 |
| Favour Leader Limited | BVI | US$1 | | 100 |
| Favour Rich Ltd. | BVI | US$1 | | 100 |
| Future Returns Limited | BVI | US$1 | 100 | |
| Glory Dynamic Limited | BVI | US$1 | | 100 |
| Glory Eagle Limited | BVI | US$1 | 100 | |
| Gold Crown (Far East) Limited | HK | HK$2 | | 100 |
| Gold Day Ltd. | BVI | US$2 | | 100 |
| Gold Label Investments Limited | BVI | US$1 | 100 | |
| Golden Flower Limited | BVI | US$1 | | 100 |
| Golden Stong International Limited | HK | HK$2 | | 100 |
| Good Trend Enterprises Limited | BVI | US$1 | 100 | |
| Grand Orient Limited | BVI | US$1 | 100 | |
| Great Joint Profits Limited | BVI | US$1 | | 100 |
| Great Windfall Agents Limited | BVI | US$1 | | 100 |
| Grotto Profits Limited | BVI | US$1 | 100 | |
| Happy Access Limited | BVI | US$1 | 100 | |
| Happy Invest Limited | BVI | US$1 | | 100 |
| Hollywood & Co., Limited | HK | HK$2 | | 100 |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

29649

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share<br>Ordinary | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Honest Map Limited | BVI | US$1 | | 100 |
| Honest Sincere Limited Hongkong | BVI | US$1 | 100 | |
| Macau Telecom Holdings Limited | HK | HK$2 | 100 | |
| Hongkong Pharmaceutical Industries Corporation Limited | HK | HK$2 | 100 | |
| In Century Limited | BVI | US$1 | 100 | |
| Jean-Marie Wellness Biotech Corporation Limited | BVI | US$1 | | 100 |
| Jumbo Ever Limited | HK | HK$2 | | 100 |
| Jumbo Win Holdings Limited | HK | HK$2 | | 100 |
| Kamthorn Limited | BVI | US$1 | 100 | |
| Katmon Limited | BVI | US$1 | 100 | |
| Leading Returns Limited | BVI | US$1 | | 100 |
| Longnew Limited | BVI | US$1 | | 100 |
| Market Connection Limited | BVI | US$1 | 100 | |
| MBK China Strategic Limited | HK | HK$10,000,000 | 60 | |
| Million Good Limited | BVI | US$1 | | 100 |
| MRI Infrastructure Holdings Limited | Bermuda | US$12,000 | | 100 |
| MRI Services (Overseas) Limited | BVI | US$1 | | 100 |
| NSource Limited | BVI | US$1 | | 100 |
| NSource (Hong Kong) Limited | HK | HK$2 | | 100 |
| Oriental Sunrise Pte Limited | Singapore | - | | 100 |
| Oriental Well Investments Limited | HK | HK$2 | | 100 |
| Orion (B.V.I.) Tire Corporation | BVI | US$100 | | 60 |
| Orion Tire Corporation | USA | | | 60 |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 Company Number

| 29649 |
|---|

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share **Ordinary** | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Pacific Essense Ltd. | BVI | US$1 | | 100 |
| Pawsley Limited | BVI | US$1 | 100 | |
| Perfect City Limited | BVI | US$1 | | 100 |
| Premier Zhou En Lai Foundation Limited | HK | HK$2 | 100 | |
| Principal Diamond Limited | BVI | US$10 | | 80 |
| Quality Best Limited | BVI | US$1 | 100 | |
| Regal Tender Limited | BVI | US$1 | | 100 |
| Ruby Enterprises Limited | HK | HK$2,377,500 | 100 | |
| Ruby Services Limited | BVI | US$1 | 100 | |
| Ruby Uniforms Limited | HK | HK$10,000 | 100 | |
| See Ying Limited | BVI | US$1 | 100 | |
| Sifford Limited | BVI | US$1 | 100 | |
| Sincere Ocean Limited | BVI | US$1 | | 100 |
| Sino Gold Investments Limited | BVI | US$1 | | 100 |
| Strawberg Limited | BVI | US$1 | 100 | |
| Super Age Investment Limited | HK | HK$2 | | 100 |
| Super Assets Limited | BVI | US$1 | 100 | |
| Super Park Development Limited | HK | HK$2 | | 100 |
| Super Plus Limited | BVI | US$1 | | 100 |
| Super Solutions Limited | BVI | US$1 | | 100 |
| TFH (China) Holdings Limited | HK | HK$2 | | 100 |
| TFH Consultation Services Limited | HK | HK$2 | | 100 |
| TFH Management Holdings Limited | BVI | US$1 | | 100 |
| TFH Management Limited | HK | HK$2 | | 100 |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格
Form **AC1**

**(附表一 Schedule 1)**

公司編號 Company Number

| 29649 |
|---|

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share<br>**Ordinary** | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| TFH Manufacturing Company Limited | HK | HK$2 | | 100 |
| TFH Supplies Company Limited | HK | HK$2 | | 100 |
| Time Fortune International Limited | HK | HK$10 | | 100 |
| Top Growth Resources Limited | BVI | US$1 | | 100 |
| Total Pacific Limited | HK | HK$2 | | 100 |
| Treasure Way Services Limited | HK | HK$10,000 | 100 | |
| Tung Fong Hung (China) Limited | HK | HK$2 | | 100 |
| Tung Fong Hung Foods Limited | HK | HK$2 | | 100 |
| Tung Fong Hung Foods Company, B.C. Ltd. | Canada | - | | 100 |
| Tung Fong Hung (Marketing) Limited | HK | HK$2 | | 100 |
| Tung Fong Hung Medicine (BVI) Limited | BVI | US$2 | | 100 |
| Tung Fong Hung Medicine (Retail) Limited | HK | HK$2 | | 100 |
| Tung Fong Hung Medicine Company (Macau) Limited | Macau | - | | 100 |
| Tung Fong Hung Medicine Company, Limited | HK | HK$10,011 | | 100 |
| Tung Fong Hung Medicine Company, Limited Taiwan Branch | Taiwan | - | | 100 |
| Tung Fong Hung Medicine Services Limited | HK | HK | | 100 |
| Tung Fong Hung Nominees Limited | BVI | US$2 | | 100 |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

29649

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| | | **Ordinary** | | |
| United China Internet Capital Limited | HK | HK$10,000,000 | 100 | |
| Universal Focus Ltd. | BVI | US$1 | | 100 |
| Universal Supreme Ltd. | BVI | US$1 | | 100 |
| Ventures Kingdom Limited | BVI | US$1 | | 100 |
| Venture Leader Limited | BVI | US$1 | 100 | |
| Vision Leader Limited | BVI | US$1 | | 100 |
| World Place Limited | HK | HK$2 | | 100 |
| Wai Cheong Limited | BVI | US$1 | 100 | |
| Wealth Faith Limited | BVI | US$1 | | 100 |
| Wealth Merit Ltd. | BVI | US$10 | | 100 |
| Wealthy Gain Limited | BVI | US$1 | | 100 |
| Wealthy Mark Limited | BVI | US$1 | | 100 |
| Winning Effort Limited | BVI | US$1 | 100 | |
| Worbird Limited | BVI | US$1 | 100 | |
| Zhuhai Zhongce Property Investment Limited | BVI | US$1 | | 100 |
| 東方紅(中山)保健食品廠有限公司 Tung Fong Hung (Zhong Shan) Health Foodstuff Manufactory Ltd. | PRC | US$600,000 | | 100 |
| 黑龍江金保華農業有限公司 | PRC | HK$10,000,000 | | 100 |
| 廣州市東方紅保健品有限公司 | PRC | HK$2,300,000 | | 100 |
| 哈爾濱東方綠種業有限公司 | PRC | RMB1,100,000 | | 100 |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

# 秘書及董事更改通知書(委任／離任)
# Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

## 1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

## 2 更改詳情 Details of Change

**A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act**

*(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).*

*請在有關空格內加 ✓ 號 Please tick the relevant box(es)*

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

| 中文姓名 Name in Chinese | 英文姓氏 Surname in English | 英文名字 Other Names in English |
|---|---|---|
| | | |

(註 Note 8) 身份證明 Identification

| 香港身份證號碼 HK Identity Card Number | 海外護照號碼 Overseas Passport Number |
|---|---|
| | |

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| | | |

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
12 -10- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2A**

公司編號 Company Number: 29649

## 2 更改詳情 Details of Change (續上頁 cont'd)

### B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

*(如委任超過一名個人秘書／董事，請用續頁 B 填報)*
*(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)*

*請在有關空格內加 ✓ 號 Please tick the relevant box(es)*

(註 Note 12) **身份 Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

**中文姓名 Name in Chinese**: 黃景霖

**英文姓名 Name in English**: 姓氏 Surname: Wong | 名字 Other Names: King Lam, Joseph

**前用姓名 Previous Names**:

**別名 Alias**:

(註 Note 13) **住址 Residential Address**: 5th Floor, 152C Prince Edward Road, Kowloon | 國家 Country: Hong Kong

(註 Note 14) **電郵地址 E-mail Address**:

(註 Note 15) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E431863(7)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: | 號碼 Number:

**委任日期 Date of Appointment**: 30 (日 DD) 09 (月 MM) 2004 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

公司編號 Company Number

29649

## 2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C. **獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

*(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)*
*(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)*

*請在有關空格內加 ✓ 號 Please tick the relevant box(es)*

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) **中文名稱 Name in Chinese**

(註 Note 19) **英文名稱 Name in English**

(註 Note 20) **地址 Address**

國家 Country

(註 Note 21) **電郵地址 E-mail Address**

**公司編號 Company Number**
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

**委任日期 Date of Appointment**

日 DD 月 MM 年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
**Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**

☐ 是 Yes
☐ 否 No

**本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。**

**This Notification includes** 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Chan Yan Yan, Jenny

~~董事 Director~~／秘書 Secretary *

日期 Date : 30th September, 2004

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*



指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

File No. 82-3596

公司註冊處
Companies Registry

# 出任董事或候補董事職位同意書
# Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

**重要事項 Important Note**

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 29649

**公司名稱 Company Name**

China Strategic Holdings Limited
中策集團有限公司

本人 I, Wong King Lam, Joseph 黃景霖 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

*請在有關空格內加 ✓ 號 Please tick the relevant box(es)*

☑ 董事， Director

☐ 候補董事， Alternate Director — 代替 Alternate to:
*(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)*

生效日期爲 with effect from 30 (日 DD) 09 (月 MM) 2004 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 30 September 2004
日 DD / 月 MM / 年 YYYY

**提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

收件日期 RECEIVED
12 -10- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

File No. 82-3596

中策集團有限公司
China Strategic Holdings Limited

# Interim Report 2004
# 二零零四年中期報告

# Contents 目 錄

**Deloitte.**
**德勤**

**TO THE BOARD OF DIRECTORS OF CHINA STRATEGIC HOLDINGS LIMITED**
*(incorporated in Hong Kong with limited liability)*

**致中策集團有限公司董事會**
*(於香港註冊成立之有限公司)*

## INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 4 to 26.

## 引言

本核數師行受　貴公司委托審閱載於第4至第26頁之中期財務報告。

## DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## 董事之責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的《會計實務準則》第25號「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由董事審批。

吾等之責任在於根據受聘之協定條款審閱中期財務報告，就此達成獨立結論，並僅向　閣下全體滙報，而有關結論不作其他用途。吾等並不就本報告之內容向任何其他人士承擔任何責任。

## REVIEW WORK PERFORMED

We conducted our review in accordance with the Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

## 審閱工作

本行的審閱工作是按照香港會計師公會頒佈《核數準則》第700號「審閱中期財務報告」進行。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用之會計政策及呈報形式是否一致(另作披露者除外)。審閱工作並不包括審核程序(如測試內部監控系統和核審資產、負債及交易活動)。由於審閱的工作範圍遠較審核工作少，因此只能提供較審核工作為低的可靠程度。所以，本行不會對中期財務報告作出審核意見。

## REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June, 2004.

## 審閱結論

本核數師之審閱工作有別於審核，而基於審閱結果，本行並不察覺須對截至二零零四年六月三十日止六個月的中期財務報告作出任何重大的修改。

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong
21st September, 2004

**德勤•關黃陳方會計師行**
*執業會計師*
香港
二零零四年九月二十一日

# Condensed Consolidated Income Statement
## For the six months ended 30th June, 2004

# 簡明綜合收益表
## 截至二零零四年六月三十日止六個月

| | | Notes 附註 | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 (unaudited) (未經審核) | 2003 二零零三年 HK$'000 千港元 (unaudited) (未經審核) |
|---|---|---|---|---|
| Turnover | 營業額 | | **106,571** | 1,735,605 |
| Cost of sales | 銷售成本 | | **(68,128)** | (1,494,160) |
| Gross profit | 毛利 | | **38,443** | 241,445 |
| Other operating income | 其他經營收入 | 4 | **44,926** | 47,041 |
| Distribution costs | 分銷成本 | | **(21,363)** | (99,561) |
| Administrative expenses | 行政支出 | | **(23,575)** | (76,490) |
| Other expenses | 其他支出 | 5 | **(102,739)** | (16,206) |
| (Loss) profit from operations | 經營(虧損)溢利 | 6 | **(64,308)** | 96,229 |
| Net (loss) gain on disposal of interests in subsidiaries | 出售附屬公司權益之(虧損)收益淨額 | | **(5,266)** | 4,784 |
| Net gain (loss) on deemed disposal/liquidation of interests in associates | 視作聯營公司出售權益／清盤之收益(虧損)淨額 | | **27,881** | (36,767) |
| Share of results of associates | 所佔聯營公司之業績 | | **(29,060)** | (125,012) |
| Finance costs | 融資成本 | | **(9,298)** | (28,716) |
| Loss before taxation | 稅前虧損 | | **(80,051)** | (89,482) |
| Taxation | 稅項 | 7 | **(761)** | (7,469) |
| Loss before minority interests | 未計少數股東權益之虧損 | | **(80,812)** | (96,951) |
| Minority interests | 少數股東權益 | | **(13,734)** | (35,751) |
| Net loss for the period | 期間虧損淨額 | | **(94,546)** | (132,702) |
| Loss per share | 每股虧損 | 8 | | |
| - Basic | 一基本 | | **(10.8) cents 仙** | (16.0) cents 仙 |
| - Diluted | 一攤薄 | | **N/A 不適用** | N/A 不適用 |

| | | Notes 附註 | 30th June, 2004 二零零四年 六月三十日 HK$'000 千港元 (unaudited) (未經審核) | 31st December, 2003 二零零三年 十二月三十一日 HK$'000 千港元 (audited) (經審核) |
|---|---|---|---|---|
| **Non-Current Assets** | **非流動資產** | | | |
| Property, plant and equipment | 物業、廠房及設備 | 9 | 35,936 | 43,156 |
| Goodwill | 商譽 | | 21,960 | 9,325 |
| Interests in associates | 於聯營公司之權益 | 10 | 614,841 | 823,147 |
| Receivables - due after one year | 應收賬款－一年後到期 | 11 | 183,345 | 31,286 |
| Investments in securities | 證券投資 | 12 | 167,024 | 217,683 |
| Deposit paid for acquisition of a property | 收購一項物業所付訂金 | 13 | 46,685 | - |
| | | | 1,069,791 | 1,124,597 |
| **Current Assets** | **流動資產** | | | |
| Other asset | 其他資產 | 14 | 227,050 | 226,718 |
| Inventories | 存貨 | | 18,043 | 66,976 |
| Trade debtors | 應收貿易賬款 | 15 | 7,551 | 13,718 |
| Receivables due from associates | 應收聯營公司款項 | | 6,885 | 6,294 |
| Receivables - due within one year | 應收賬款－一年內到期 | 11 | 233,689 | 370,459 |
| Other receivables, deposits and prepayments | 其他應收款項、按金及預付款項 | 16 | 102,040 | 57,677 |
| Investments in securities | 證券投資 | 12 | 104,456 | 2,930 |
| Bank balances and cash | 銀行結餘及現金 | | 217,757 | 319,875 |
| | | | 917,471 | 1,064,647 |
| **Current Liabilities** | **流動負債** | | | |
| Creditors, other payables and accrued charges | 應付賬款、其他應付款項及應計費用 | 17 | 46,584 | 84,946 |
| Payables - due within one year | 應付款項－一年內到期 | 18 | 222,671 | 34,611 |
| Payables due to associates | 應付聯營公司款項 | | 185 | 185 |
| Income and other tax payable | 應付所得稅及其他應付稅項 | | 3,360 | 3,064 |
| Bank loans and other borrowings - due within one year | 銀行貸款及其他借款－一年內到期 | | 13,714 | 38,284 |
| | | | 286,514 | 161,090 |
| **Net Current Assets** | **流動資產淨值** | | 630,957 | 903,557 |
| | | | 1,700,748 | 2,028,154 |

| | | Notes<br>附註 | 30th June, 2004<br>二零零四年<br>六月三十日<br>HK$'000<br>千港元<br>(unaudited)<br>(未經審核) | 31st December, 2003<br>二零零三年<br>十二月三十一日<br>HK$'000<br>千港元<br>(audited)<br>(經審核) |
|---|---|---|---|---|
| **Capital and Reserves** | **資本及儲備** | | | |
| Share capital | 股本 | 19 | **88,160** | 85,660 |
| Reserves | 儲備 | | **1,350,053** | 1,447,720 |
| | | | **1,438,213** | 1,533,380 |
| **Minority Interests** | **少數股東權益** | | **262,535** | 250,160 |
| **Non-Current Liabilities** | **非流動負債** | | | |
| Bank loans and other borrowings - due after one year | 銀行貸款及其他借款－一年後到期 | | **-** | 144 |
| Payables - due after one year | 應付款項－一年後到期 | 18 | **-** | 244,470 |
| | | | **-** | 244,614 |
| | | | **1,700,748** | 2,028,154 |

# Condensed Consolidated Statement of Changes in Equity

# 簡明綜合股權變動表

*For the six months ended 30th June, 2004*

截至二零零四年六月三十日止六個月

| | | Share capital 股本 HK$'000 千港元 | Share premium 股份溢價 HK$'000 千港元 | Special capital reserve 特別資本儲備 HK$'000 千港元 (Note a) (附註a) | Capital redemption reserve 資本贖回儲備 HK$'000 千港元 | Goodwill on consolidation 綜合時產生之商譽 HK$'000 千港元 (Note c) (附註c) | Exchange reserve 滙兌儲備 HK$'000 千港元 | Other non-distributable reserves 其他不可分派儲備 HK$'000 千港元 (Note b) (附註b) | Deficit 虧損 HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|
| At 1st January, 2003 | 二零零三年一月一日 | 82,947 | 1,897,348 | 414,881 | 233 | 123,953 | (6,873) | 35,839 | (814,275) | 1,734,053 |
| Exchange adjustment | 滙兌調整 | - | - | - | - | - | 293 | - | - | 293 |
| Share of net reserves movement of associates | 應佔聯營公司儲備變動淨額 | - | - | - | - | - | 662 | - | - | 662 |
| Net gain not recognised in the condensed consolidated income statement | 並未於簡明綜合收益表確認之收益淨額 | - | - | - | - | - | 955 | - | - | 955 |
| Realised on disposal of interests in subsidiaries | 出售附屬公司權益時變現 | - | - | - | - | (111) | - | (7,072) | - | (7,183) |
| Realised on deemed disposal/liquidation of interests in associates | 視作聯營公司出售權益/清盤時變現 | - | - | - | - | (20,333) | (127) | - | - | (20,460) |
| Appropriated from retained profits | 調撥自保留溢利 | - | - | - | - | - | - | 1,319 | (1,319) | - |
| Net loss for the period | 期內虧損淨額 | - | - | - | - | - | - | - | (132,702) | (132,702) |
| At 1st July, 2003 | 二零零三年七月一日 | 82,947 | 1,897,348 | 414,881 | 233 | 103,509 | (6,045) | 30,086 | (948,296) | 1,574,663 |
| Exchange adjustment | 滙兌調整 | - | - | - | - | - | (2) | - | - | (2) |
| Share of net reserves movement of associates | 應佔聯營公司儲備變動淨額 | - | - | - | - | - | 1,428 | (172) | - | 1,256 |
| Net gain (loss) not recognised in the condensed consolidated income statement | 並未於簡明綜合收益表確認之收益(虧損)淨額 | - | - | - | - | - | 1,426 | (172) | - | 1,254 |
| Exercise of warrants | 發行認股權證 | 2,713 | 1,628 | - | - | - | - | - | - | 4,341 |
| Realised on disposal of interests in subsidiaries | 出售附屬公司權益時變現 | - | - | - | - | 6,963 | (3,848) | (10,791) | 17,863 | 10,187 |
| Realised on deemed disposal/liquidation of interests in associates | 視作聯營公司出售權益/清盤時變現 | - | - | - | - | - | (1) | (238) | - | (239) |
| Appropriated from retained profits | 調撥自保留溢利 | - | - | - | - | - | - | 20 | (20) | - |
| Net loss for the period | 期內虧損淨額 | - | - | - | - | - | - | - | (56,826) | (56,826) |
| At 31st December, 2003 | 二零零三年十二月三十一日 | 85,660 | 1,898,976 | 414,881 | 233 | 110,472 | (8,468) | 18,905 | (987,279) | 1,533,380 |
| Exchange adjustment | 滙兌調整 | - | - | - | - | - | (5,077) | - | - | (5,077) |
| Share of net reserves movement of associates | 應佔聯營公司儲備變動淨額 | - | - | - | - | - | - | 20 | - | 20 |
| Net (loss) gain not recognised in the condensed consolidated income statement | 並未於簡明綜合收益表確認之(虧損)收益淨額 | - | - | - | - | - | (5,077) | 20 | - | (5,057) |
| Issue of shares on exercise of share options | 行使購股權發行股份 | 2,500 | 1,940 | - | - | - | - | - | - | 4,440 |
| Realised on disposal of interests in subsidiaries | 出售附屬公司權益時變現 | - | - | - | - | - | 12 | - | - | 12 |
| Realised on deemed disposal/liquidation of interests in associates | 視作聯營公司出售權益/清盤時變現 | - | - | - | - | - | (16) | - | - | (16) |
| Net loss for the period | 期內虧損淨額 | - | - | - | - | - | - | - | (94,546) | (94,546) |
| At 30th June, 2004 | 二零零四年六月三十日 | 88,160 | 1,900,916 | 414,881 | 233 | 110,472 | (13,549) | 18,925 | (1,081,825) | 1,438,213 |

Notes:

(a) The special capital reserve represents the amount arisen as a result of capital reduction carried out by the Company in 2001.

(b) The other non-distributable reserves of the Group included statutory reserves required to be appropriated from the profit after taxation of the subsidiaries of the People's Republic of China ("PRC") under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

(c) The goodwill on consolidation as at 30th June, 2004 included HK$9,492,000 (31.12.2003: HK$9,492,000) which represented goodwill arising for acquisition of subsidiaries. No goodwill arising from acquisition of associates were included in goodwill on consolidation.

The goodwill on consolidation as at 30th June, 2004 included HK$71,739,000 (31.12.2003: HK$71,739,000) which represented negative goodwill arising from acquisition of subsidiaries and HK$48,225,000 (31.12.2003: HK$48,225,000) which represented negative goodwill attributable to associates.

附註：

(a) 特別資本儲備指本公司於二零零一年削減股本所產生之金額。

(b) 本集團之其他不可分派儲備指根據中華人民共和國（「中國」）法規須自中國附屬公司除税後溢利撥出之法定儲備。轉撥金額由中國附屬公司之董事會決定。

(c) 於二零零四年六月三十日綜合賬目產生之商譽代表收購附屬公司產生之商譽9,492,000港元（二零零三年十二月三十一日：9,492,000港元）。綜合賬目產生之商譽內並無收購聯營公司產生之商譽。

於二零零四年六月三十日綜合賬目產生之商譽代表收購附屬公司產生之負商譽71,739,000港元（二零零三年十二月三十一日：71,739,000港元），以及代表聯營公司應佔之負商譽48,225,000港元（二零零三年十二月三十一日：48,225,000港元）。

| | | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 (unaudited) (未經審核) | 2003 二零零三年 HK$'000 千港元 (unaudited) (未經審核) |
|---|---|---|---|
| Net cash (outflow) inflow from operating activities | 經營業務之現金(流出)流入淨額 | **(82,826)** | 11,941 |
| Net cash generated from (used in) investing activities | 投資活動之現金流入(流出)淨額 | **15,820** | (320,554) |
| Net cash (used in) generated from financing activities | 融資之現金(流出)流入淨額 | **(30,978)** | 205,883 |
| Net decrease in cash and cash equivalents | 現金及現金等額減少淨額 | **(97,984)** | (102,730) |
| Cash and cash equivalents at beginning of the period | 期初之現金及現金等額 | **314,744** | 401,935 |
| Effect of foreign exchange rate changes | 滙率變動之影響 | **(5,805)** | (367) |
| Cash and cash equivalents at end of the period | 期終之現金及現金等額 | **210,955** | 298,838 |
| Analysis of the balances of cash and cash equivalents | 現金及現金等額結餘分析 | | |
| Bank balances and cash | 銀行結餘及現金 | **217,757** | 317,998 |
| Bank overdraft | 銀行透支 | **(6,802)** | (19,160) |
| | | **210,955** | 298,838 |

**1. BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

**1. 編製基準**

簡明財務報表已根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」之規定編製。

**2. PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for valuation of investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's financial statements for the year ended 31st December, 2003.

**2. 主要會計政策**

簡明財務報表乃根據過往成本法編製，並就證券投資之估值作出調整。

所採納之會計政策與編製本集團於截至二零零三年十二月三十一日止年度之財務報表所採用者一致。

## 3. SEGMENT INFORMATION

## 3. 分部資料

### Business segments

### 業務分部

The Group's primary format for reporting segment information is business segments.

本集團呈報首要分部資料之形式為按業務分類。

An analysis of the Group's turnover and contribution to operating results by business segments is as follows:

本集團按業務分部劃分之營業額及對經營業績之貢獻分析如下：

| | | Continuing operations 持續經營業務 | | | Discontinuing operations 正終止經營業務 | |
|---|---|---|---|---|---|---|
| | | Investment in securities 投資證券 HK$'000 千港元 | Manufacturing and trading of battery products 製造及買賣電池產品 HK$'000 千港元 | Sub-total 小計 HK$'000 千港元 | Manufacturing and trading of pharmaceutical products 製造及買賣藥品 HK$'000 千港元 (Note a) (附註a) | Consolidated 綜合 HK$'000 千港元 |
| For the period ended 30th June, 2004 | 截至二零零四年六月三十日止期間 | | | | | |
| TURNOVER | 營業額 | | | | | |
| External | 對外 | - | 10,309 | 10,309 | 96,262 | 106,571 |
| RESULT | 業績 | | | | | |
| Segment result | 分部業績 | (20,815) | 102 | (20,713) | 6,777 | (13,936) |
| Unallocated corporate expenses | 未分攤企業支出 | | | | | (19,659) |
| Allowance for receivables | 應收賬款撥備 | | | | | (56,000) |
| Exchange gain | 滙兑收益 | | | | | 2,430 |
| Interest income | 利息收入 | | | | | 21,672 |
| Dividend income | 股息收入 | | | | | 1,185 |
| Loss from operations | 經營虧損 | | | | | (64,308) |

## 3. SEGMENT INFORMATION *(continued)* 3. 分部資料 *(續)*

### Business segments *(continued)* 業務分部 *(續)*

| | | Continuing operations 持續經營業務 | Discontinuing operations 正終止經營業務 | | |
|---|---|---|---|---|---|
| | | Investment in securities 投資證券 | Manufacturing and trading of tire products 製造及買賣輪胎產品 | Manufacturing and trading of pharmaceutical products 製造及買賣藥品 | Consolidated 綜合 |
| | | HK$'000 千港元 | HK$'000 千港元 (Note b) (附註b) | HK$'000 千港元 | HK$'000 千港元 |
| For the period ended 30th June, 2003 | 截至二零零三年六月三十日止期間 | | | | |
| TURNOVER | 營業額 | | | | |
| External | 對外 | - | 1,606,194 | 129,411 | 1,735,605 |
| RESULT | 業績 | | | | |
| Segment result | 分部業績 | (6,839) | 79,001 | (855) | 71,307 |
| Unallocated corporate expenses | 未分攤企業支出 | | | | (13,374) |
| Exchange gain | 匯兌收益 | | | | 17,429 |
| Interest income | 利息收入 | | | | 19,232 |
| Dividend income | 股息收入 | | | | 1,635 |
| Profit from operations | 經營溢利 | | | | 96,229 |

*Notes:*

(a) Following the disposal of Tung Fong Hung Investment Limited and its subsidiaries which was engaged in the manufacturing and trading of pharmaceutical products in May 2004, the business segment of manufacturing and trading of pharmaceutical products was regarded as discontinuing operations during the period ended 30th June, 2004.

(b) Following the disposal of interests in subsidiaries which were engaged in the business of manufacturing and trading of tire products in September 2003, the business segment of manufacturing and trading of tire products was regarded as discontinuing operations during the period ended 30th June, 2003.

*附註：*

(a) 於二零零四年五月出售Tung Fong Hung Investment Limited及其從事製造及買賣藥品之附屬公司後，製造及買賣藥品之業務分部被視為於截至二零零四年六月三十日止期間之正終止經營業務。

(b) 於二零零三年九月出售從事製造及買賣輪胎之附屬公司之權益後，製造及買賣輪胎之業務分部被視為於截至二零零三年六月三十日止期間之正終止經營業務。

## 3. SEGMENT INFORMATION *(continued)* 3. 分部資料（續）

### Geographical segments 地區分部

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

| | | Turnover 營業額 Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| The PRC, other than Hong Kong | 中國，不包括香港 | **10,309** | 1,626,858 |
| Hong Kong | 香港 | **96,262** | 91,115 |
| Overseas | 海外 | **-** | 17,632 |
| | | **106,571** | 1,735,605 |

## 4. OTHER OPERATING INCOME 4. 其他經營收入

| | | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Interest income | 利息收入 | **21,672** | 19,232 |
| Exchange gain | 滙兌收益 | **2,430** | 17,429 |
| Gain on disposal of investments in securities | 出售證券投資之收益 | **19,006** | 5,187 |
| Dividend income from listed investments | 上市投資之股息收入 | **1,185** | 1,635 |
| Others | 其他 | **633** | 3,558 |
| | | **44,926** | 47,041 |

## 5. OTHER EXPENSES　5. 其他支出

| | | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Unrealised holding loss on investments in securities | 持有證券投資之未變現虧損 | **36,462** | 12,026 |
| Allowance for bad and doubtful debts | 呆壞賬撥備 | **9,460** | – |
| Allowance for receivables | 應收賬款撥備 | **56,000** | – |
| Allowance for amounts due from associates | 聯營公司欠款撥備 | **499** | – |
| Amortisation of goodwill arising on acquisition of subsidiaries | 攤銷收購附屬公司產生之商譽 | **155** | 814 |
| Others | 其他 | **163** | 3,366 |
| | | **102,739** | 16,206 |

## 6. (LOSS) PROFIT FROM OPERATIONS　6. 經營(虧損)溢利

(Loss) profit from operations has been arrived at after charging:

經營(虧損)溢利已扣除下列各項：

| | | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Depreciation and amortisation of property, plant and equipment | 折舊及攤銷物業、廠房及設備 | **2,602** | 24,012 |

## 7. TAXATION 7. 稅項

| | | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| The charge (credit) comprises: | 稅項支出（回撥）包括： | | |
| Hong Kong Profits Tax | 香港利得稅 | **585** | 706 |
| Taxation in other jurisdictions | 其他司法權區之稅項 | **176** | 7,533 |
| Deferred tax credit | 遞延稅項抵免 | **-** | (770) |
| Taxation attributable to the Company and its subsidiaries | 本公司及其附屬公司應佔稅項 | **761** | 7,469 |

Hong Kong Profits Tax was provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits of the subsidiaries of the Group.

香港利得稅乃根據本集團附屬公司估計應課稅溢利按稅率17.5%（二零零三年：17.5%）作出撥備。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

其他司法權區之稅項乃按個別司法權區之適用稅率計算。

The Group has no significant unrecognised deferred taxation at reporting date or during both periods.

於公佈日期或兩段期間，本集團概無任何重大未確認遞延稅項。

## 8. LOSS PER SHARE 8. 每股虧損

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$94,546,000 (approximately HK$132,702,000 for the six months ended 30th June, 2003) and on the weighted average of 873,325,856 (829,468,413 for the six months ended 30th June, 2003) ordinary shares in issue during the period.

每股基本虧損乃根據期內之虧損淨額約94,546,000港元（截至二零零三年六月三十日止六個月：約132,702,000港元）及期內已發行普通股之加權平均數873,325,856股（截至二零零三年六月三十日止六個月：829,468,413股）計算。

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

由於行使購股權會導致每股虧損減少，故此計算每股攤薄虧損時並不假設購股權已獲行使。

## 9. PROPERTY, PLANT AND EQUIPMENT

During the period, property, plant and equipment with an aggregate net book value of approximately HK$35 million were disposed of as a result of the disposal of subsidiaries.

The Group also acquired property, plant and equipment with an aggregate net book value of approximately HK$30 million as a result of the acquisition of subsidiaries.

## 10. INTERESTS IN ASSOCIATES

In March 2004, Pacific Century Premium Development Limited ("PCPD", formerly known as Dong Fang Gas Holdings Limited whose shares are listed on the Stock Exchange), a then 43.06% owed associate of the Group, entered into agreements with PCCW Limited ("PCCW", a company whose shares are listed on the Stock Exchange) to acquire various property interests from PCCW for a consideration of approximately HK$6,557 million which was satisfied by the issue of new shares and convertible notes by PCPD to PCCW or as it may direct. The above transaction was completed in May 2004 and the Group's interest in PCPD was decreased from 43.06% to 2.83% and PCPD ceased to be an associate of the Group.

## 9. 物業、廠房及設備

本集團於本期間由於出售附屬公司而出售賬面淨值合共約35,000,000港元之物業、廠房及設備。

收購附屬公司後，本集團亦收購總賬面淨值約30,000,000港元之物業、廠房及設備。

## 10. 於聯營公司之權益

於二零零四年三月，本集團當時擁有43.06%權益之聯營公司盈科大衍地產發展有限公司(「盈大地產」，前稱東方燃氣集團有限公司，其股份於聯交所上市)與電訊盈科有限公司(「電訊盈科」，其股份於聯交所上市)訂立協議，以約6,557,000,000港元之代價收購電訊盈科多項物業權益，該筆代價以盈大地產向電訊盈科發行新股及可換股票據或其另行指示之方式支付。以上交易已於二零零四年五月完成，而本集團於盈大地產之權益由43.06%減至2.83%，因此盈大地產不再屬於本集團之聯營公司。

## 11. RECEIVABLES

At 30th June, 2004, the amount included receivables of approximately HK$106 million before allowance (31.12.2003: HK$128 million) and HK$118 million before allowance (31.12.2003: HK$115 million) due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Ms. Chau Mei Wah, Rosanna ("Ms. Chau"), a director of the Company, is the former director of Danwei and Lucklong. Mr. Lau Ko Yuen, the former alternate director to Ms. Chau, is a director of substantial shareholder of the Company and a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Other than the above amounts of approximately HK$224 million (31.12.2003: HK$243 million) which were secured, the remaining balances of receivables were unsecured. All receivables bear interest at prevailing market rates.

During the period, allowance for receivables of HK$56 million (30.6.2003: Nil) has been recognised in the condensed consolidated income statement.

## 12. INVESTMENTS IN SECURITIES

During the period, the Group acquired certain investments at a consideration of approximately HK$9 million and disposed of certain investments with a carrying value of approximately HK$45 million. An amount of HK$125 million was transferred from interests in associates as a result of dilution of interests in associates as explained in note 10. In addition, an unrealised loss on investment in securities of approximately HK$36 million (six months ended 30.6.2003: HK$12 million) has been recognised in the condensed consolidated income statement during the period.

## 11. 應收賬款

於二零零四年六月三十日，應收款項包括應收Danwei Limited(「Danwei」)款項(未計撥備)約106,000,000港元(二零零三年十二月三十一日：約128,000,000港元)及應收Lucklong Venture Limited(「Lucklong」)款項(未計撥備)約118,000,000港元(二零零三年十二月三十一日：約115,000,000港元)。本公司董事周美華女士(「周女士」)乃Danwei及Lucklong之前任董事。周女士之前替任董事劉高原先生乃本公司主要股東之董事，亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已抵押予本集團，作為上述貸款之抵押品。

扣除上文所述約224,000,000港元(二零零三年十二月三十一日：約243,000,000港元)之數額已有抵押外，其餘應收款項結餘並無抵押。所有應收款項均按當時市場利率計算。

本集團於期內之應收款項折扣為56,000,000港元(二零零三年六月三十日：無)，並已於簡明綜合收益表確認。

## 12. 證券投資

本集團期內以約9,000,000港元之代價收購若干投資，並出售賬面值約45,000,000港元之若干投資。基於附註10所述之聯營公司權益攤薄，一筆125,000,000港元之款項已自聯營公司撥出。此外，一筆約36,000,000港元證券投資之未實現虧損(截至二零零三年六月三十日止六個月：12,000,000港元)，已於期內在簡明綜合收益表確認。

## 13. DEPOSIT PAID FOR ACQUISITION OF A PROPERTY

In June 2004, a wholly-owned subsidiary of China Enterprises Limited (a non wholly-owned subsidiary of the Company whose shares are traded on the Over the Counter Bulletin Board of the United States of America) entered into a conditional agreement with third party to acquire a property located in Shanghai, PRC for a consideration of RMB450,000,000 in which RMB50,000,000 was paid as deposit. The transaction was not yet completed at the date of this report.

## 13. 收購一項物業所付訂金

於二零零四年六月，一間由China Enterprises Limited（並非由本公司全資擁有之附屬公司，其股份於美國場外交易議價板買賣）之全資擁有附屬公司與第三方訂立有條件協議，以人民幣450,000,000元之代價收購位於中國上海之一項物業，其中人民幣50,000,000元為按金。該項交易於本報告日期仍未完成。

## 14. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海中策產業園 (formerly known as 珠海市龍山智業產業園) located in Long Shan Development Area, Doumen District, Zhuhai City and is to be jointly developed with 珠海市龍山工業區管理委員會. The Group is entitled to have the exclusive development right to the project and also the right to obtain the land for the development ("Other Asset"). The Group is also entitled to sell the Other Asset to investors at consideration to be agreed among themselves.

## 14. 其他資產

此數額指國內土地發展項目產生之成本。該項目為珠海中策產業園（前稱珠海市龍山智業產業園）之土地發展項目。位於珠海市斗門區龍山發展區，將與珠海市龍山工業區管理委員會共同發展。本集團享有項目之獨家發展權及享有權利取得土地以再發展（「其他資產」）。本集團亦有權按協定代價將其他資產售予投資者。

## 15. TRADE DEBTORS

The Group allows its trade customers a credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the reporting date is as follows:

## 15. 應收貿易賬款

本集團一般給予貿易客戶90日至180日不等之信貸期，截至報告日期之應收貿易賬款賬齡分析如下：

| | | **30.6.2004**<br>**二零零四年**<br>**六月三十日**<br>**HK$'000**<br>**千港元** | 31.12.2003<br>二零零三年<br>十二月三十一日<br>HK$'000<br>千港元 |
|---|---|---|---|
| 0 - 90 days | 0至90日 | **6,668** | 12,011 |
| 91 - 180 days | 91至180日 | **636** | 762 |
| Over 180 days | 180日以上 | **247** | 945 |
| | | **7,551** | 13,718 |

## 16. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

During the period, a wholly-owned subsidiary of MRI Holdings Limited (a non wholly-owned subsidiary of the Company whose shares are traded in the Australia Stock Exchange) paid approximately HK$45 million refundable deposit for a potential investment project.

## 16. 其他應收款項、按金及預付款項

MRI Holdings Limited（一間本公司非全資擁有之附屬公司，其股份於澳洲證券交易所買賣）之全資擁有附屬公司於本期間就一項潛在投資計劃支付約45,000,000港元之可退回按金。

## 17. CREDITORS, OTHER PAYABLES AND ACCRUED CHARGES

## 17. 應付賬款、其他應付款項及應計費用

The aged analysis of the trade creditors at the reporting date is as follows:

於結算日，貿易應付賬款之賬齡分析如下：

| | | 30.6.2004<br>二零零四年<br>六月三十日<br>HK$'000<br>千港元 | 31.12.2003<br>二零零三年<br>十二月三十一日<br>HK$'000<br>千港元 |
|---|---|---|---|
| 0 – 90 days | 0至90日 | **3,606** | 39,468 |
| 91 – 180 days | 91至180日 | **4,664** | 1,413 |
| Over 180 days | 180日以上 | **1,245** | 813 |
| Creditors | 應付賬款 | **9,515** | 41,694 |
| Other payables and accrued charges | 其他應付款項及應計費用 | **37,069** | 43,252 |
| | | **46,584** | 84,946 |

## 18. PAYABLES

## 18. 應付款項

Included in payables due within one year was an amount of HK$179 million due to Nation Cheer Investment Limited ("Nation Cheer"), which is a wholly-owned subsidiary of a substantial shareholder of the Company. The amount due to Nation Cheer at 31st December, 2003 of HK$193 million was included in payables due after one year and classified as payables due within one year at 30th June, 2004 since the terms of payable due to Nation Cheer was changed to repayable on demand. All payables are unsecured, bear interest at prevailing market rate and are repayable on demand.

一年內到期之應付款項包括應付志恒投資有限公司(「志恒」)之款項179,000,000港元，志恒乃本公司一名主要股東之全資擁有附屬公司。於二零零三年十二月三十一日，應付志恒之款項為193,000,000港元，已包括入一年後到期之應付款項內，由於應付志恒之款項條款改為須於要求時償還，故此款項已被分類為二零零四年六月三十日止一年內到期之應付款項。所有應付款項均為無抵押、按市場利率計息及須於要求時償還。

## 19. SHARE CAPITAL 19. 股本

| | | Number of shares 股份數目 | Value 價值 HK$'000 千港元 |
|---|---|---|---|
| Authorised: | 法定： | | |
| Ordinary shares of HK$0.10 each at 31st December, 2003 and 30th June, 2004 | 每股面值0.10港元之普通股於二零零三年十二月三十一日及二零零四年六月三十日 | 8,000,000,000 | 800,000 |
| Issued and fully paid: | 已發行及繳足： | | |
| Ordinary shares of HK$0.10 each at 31st December, 2003 | 每股面值0.10港元之普通股於二零零三年十二月三十一日 | 856,595,087 | 85,660 |
| Issue of shares | 發行新股 | 25,000,000 | 2,500 |
| At 30th June, 2004 | 於二零零四年六月三十日 | 881,595,087 | 88,160 |

During the period ended 30th June, 2004, 25,000,000 ordinary shares of HK$0.10 each were issued at a price of HK$0.1776 per share as a result of exercise of share options. The shares issued during the period rank pari passu with the then existing shares in all respect.

截至二零零四年六月三十日期內，行使購股權導致每股面值0.10港元之25,000,000股普通股以每股0.1776港元發行。該等於期內發行之股份在各方面與當時各現有股份地位相等。

**20. COMMITMENTS**

At 30th June, 2004, the Group has commitment of approximately HK$377 million which is contracted for but not provided in the interim financial report in respect of acquisition of a property located in Shanghai, PRC (31.12.2003: Nil).

**21. CONTINGENT LIABILITIES**

At 30th June, 2004, the Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to outsiders of approximately HK$59.3 million (31.12.2003: HK$0.8 million).

At 31st December, 2003, the Group also had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$32.3 million.

**22. PLEDGE OF ASSETS**

At 30th June, 2004, investment in securities with a carrying value of approximately HK$94,673,000 (31.12.2003: approximately HK$140,438,000) were pledged to secure margin credit facilities and banking facilities granted to the Group.

At 31st December, 2003, shares in an associate with net assets value attributable to the Group of approximately HK$83,622,000 were also pledged to secure credit facilities granted to the associates of the Group.

**20. 承擔**

於二零零四年六月三十日，本集團於中期財務報告中就收購位於中國上海之物業而已作出訂約但未撥備之承擔約為377,000,000港元(二零零三年十二月三十一日：零)。

**21. 或然負債**

於二零零四年六月三十日，本集團因就外界人士所獲信貸約59,300,000港元(二零零三年十二月三十一日：800,000港元)，向銀行提供擔保而衍生之或然負債。

於二零零三年十二月三十一日，本集團亦就聯營公司所獲信貸約32,300,000港元向銀行提供擔保而衍生之或然負債。

**22. 資產抵押**

於二零零四年六月三十日，賬面值約為94,673,000港元(二零零三年十二月三十一日：約為140,438,000港元)之投資證券已予抵押，作為批予本集團之孖展戶口信貸及銀行信貸之擔保。

於二零零三年十二月三十一日，本集團攤佔聯營公司資產淨值約為83,622,000港元之股份已予抵押，作為批予本集團聯營公司信貸之擔保。

## 23. RELATED PARTY TRANSACTIONS

## 23. 關連人士交易

During the period, the Group had the following significant transactions with related parties:

本集團於本期間曾與關連人士進行下列重大交易：

| Name of company 公司名稱 | Notes 附註 | Nature of transactions 交易性質 | Six months ended 30th June, 截至六月三十日止六個月 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|---|
| Lucklong | (i) | Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入 | **2,984** | 2,967 |
| Danwei | (i) | Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入 | **3,081** | 3,314 |
| Hanny Magnetics Limited ("Hanny Magnetics") | (ii) | Loan interest expenses paid and payable by the Group 本集團已付及應付之貸款利息開支 | **-** | 1,953 |
| Nation Cheer 志恒 | (ii) | Loan interest expenses paid and payable by the Group 本集團已付及應付之貸款利息開支 | **6,234** | 4,085 |
| China Velocity Group Limited ("China Velocity") 中國高速（集團）有限公司（「中國高速」） | (iii) | Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入 | **-** | 1,685 |
| Apex Quality Group Limited ("Apex") | (iii) | Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入 | **2,690** | - |
| Chief Atlantic Profits Limited | (iv) | Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入 | **303** | - |
| Wing On Travel (Holdings) Limited ("Wing On") 永安旅遊（控股）有限公司（「永安」） | (iii) | Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入 | **3,722** | - |
| Mass Success International Ltd. | (v) | Rental expenses paid and payable by the Group 本集團已付及應付之租金支出 | **288** | - |
| PCPD 盈科大衍地產發展有限公司「盈大地產」 | (vi) | Management fee received and receivable by the Group 本集團已收及應收之管理收入 | **200** | - |

## 23. RELATED PARTY TRANSACTIONS *(continued)*

Notes:

(i) Danwei and Lucklong are companies of which a director of a substantial shareholder of the Company, is also a director of Danwei and Lucklong.

(ii) Hanny Magnetics and Nation Cheer are wholly-owned subsidiaries of a substantial shareholder of the Company.

(iii) China Velocity, Apex and Wing On are associates of the Group.

(iv) Chief Atlantic Profits Limited is a wholly-owned subsidiary of a former associate of the Group.

(v) Mass Success International Ltd. is an associate of a substantial shareholder of the Company.

(vi) PCPD is a former associate of the Group.

The above transactions were carried out in accordance with the terms agreed between the relevant parties.

## 23. 關連人士交易 *(續)*

註：

(i) Danwei及Lucklong之董事為本公司主要股東之董事。

(ii) Hanny Magnetics及志恒均為本公司主要股東之全資附屬公司。

(iii) 中國高速、Apex及永安為本集團之聯營公司。

(iv) Chief Atlantic Profits Limited為本集團前聯營公司之全資附屬公司。

(v) Mass Success International Ltd.為本公司主要股東之聯營公司。

(vi) 盈大地產為本集團之前聯營公司。

上述交易根據有關各方同意之條款進行。

## 24. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

## 24. 收購及出售附屬公司

### (i) Discontinuing Operations

On 19th March, 2004, the Company and Cheung Tai Hong (B.V.I.) Limited ("CTH"), a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited ("CTHH"), a company whose shares are listed on the Stock Exchange, entered into a conditional agreement pursuant to which CTH agreed to acquire from the Group the entire equity interest in Tung Fong Hung Investment Limited ("TFH") for a consideration of HK$42 million by the issue of the promissory note of HK$6.5 million and as to HK$35.5 million in cash. TFH and its subsidiaries were engaged in the business of manufacturing and trading of chinese and western pharmaceutical products. The disposal was completed on 6th May, 2004, and the operation of pharmaceutical products was regarded as discontinuing operation during the period ended 30th June, 2004.

### (i) 正終止經營業務

於二零零四年三月十九日，本公司與Cheung Tai Hong (B.V.I.) Limited（「CTH」，一間於英屬處女群島註冊成立之公司兼為其股份於聯交所上市公司祥泰行集團有限公司（「祥泰行」）之全資附屬公司）訂立一項有條件協議，據此，CTH同意向本集團收購Tung Fong Hung Investment Limited（「東方紅」）全部股本權益，代價為42,000,000港元，其中6,500,000港元以承兑票據支付，35,500,000港元以現金支付。東方紅及其附屬公司從事中西醫藥產品之製造及買賣業務。是次出售於二零零四年五月六日完成，而醫藥產品之業務於截至二零零四年六月三十日止期間被視為正終止經營之業務。

The results of the operations of pharmaceutical products for the period ended 30th June, 2004 up to the date of disposal were as follows:

於截至二零零四年六月三十日止期間及直至出售日期，醫藥產品之經營業績如下：

| | | HK$'000<br>千港元 |
|---|---|---|
| Turnover | 營業額 | 96,262 |
| Profit for the period | 期內溢利 | 3,853 |

## 24. ACQUISITION AND DISPOSAL OF SUBSIDIARIES *(continued)*

## 24. 收購及出售附屬公司 *(續)*

### (i) Discontinuing Operations *(continued)*

### (i) 正終止經營業務 *(續)*

The assets and liabilities of TFH and its subsidiaries at the date of disposal were as follows:

東方紅及其附屬公司於出售日期之資產及負債如下：

| | | HK$'000<br>千港元 |
|---|---|---|
| Assets | 資產 | 141,765 |
| Liabilities | 負債 | (103,681) |
| | | 38,084 |

### (ii) Acquisition

### (ii) 收購

On 30th March, 2004, the Group acquired 80% of the issued share capital and its shareholder loans of Talent Cosmos Limited for a cash consideration of HK$30 million. Talent Cosmos Limited and its subsidiaries were engaged in the manufacturing and trading of battery products. This transaction has been accounted for using the purchase method of accounting.

於二零零四年三月三十日，本集團收購才宇有限公司80%已發行股本及股東貸款，現金代價為30,000,000港元。才宇有限公司與其附屬公司從事電池製造及貿易業務。該項交易以會計購買方法入賬。

The assets and liabilities acquired at the date of acquisition are as follows:

於收購日期之資產及負債如下：

| | | HK$'000<br>千港元 |
|---|---|---|
| Assets | 資產 | 55,620 |
| Liabilities | 負債 | (45,136) |
| | | 10,484 |
| Minority interests | 少數股東權益 | (2,444) |
| | | 8,040 |

## ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2004 totaled HK$106.6 million, representing a decrease of 93.9% from HK$1,735.6 million over the last corresponding period. The turnover for the first half-year was mainly generated from manufacturing and trading of batteries products and the pharmaceutical products operation, the business segment of pharmaceutical products operation was treated as discontinuing operations during the period under review following the disposal of this operation in May 2004.

The Group's unaudited consolidated loss for the six months ended 30th June, 2004 reduced by 28.8% to approximately HK$94.5 million as compared to approximately HK$132.7 million in the last corresponding period. The net loss incurred for the period was mainly attributable to the allowance for receivables and provision for unrealised holding loss in investments in securities during the period.

## 本集團業務分析

本集團截至二零零四年六月三十日止六個月之營業額合共為106,600,000港元，較去年同期1,735,600,000港元下降93.9%。上半年營業額主要來自電池產品及藥品之製造及買賣業務。於二零零四年五月出售藥品業務後，該業務分部於回顧期內被視為正終止經營業務。

本集團於截至二零零四年六月三十日止六個月之未經審核綜合虧損由去年同期約132,700,000港元減少28.8%至約94,500,000港元。期內產生淨虧損主要由於就應收賬款作出撥備及就期內持有證券投資之未變現虧損作出撥備。

## LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2004, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments in securities and its subsidiaries.

The Group's short-term bank loans and other borrowings decreased from approximately HK$38.3 million as at 31st December, 2003 to approximately HK$13.7 million as at 30th June, 2004, representing a significant decrease of 64.3%. There was no long-term bank loans and other borrowings at 30th June, 2004 under review compared with the approximately HK$0.1 million at 31st December, 2003. The gearing ratio, calculated to the total long-term bank loans and other borrowings divided by total shareholders' funds remains nil as at 30th June, 2004 and 31st December, 2003. The Group's total borrowings of HK$13.7 million were mainly denominated in HK dollars and Renminbi, and the maturity profile were all within one year. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 30th June, 2004, total bank borrowings and other borrowings of the Group amounted to approximately HK$13.7 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

During the period under review, capital expenditure aggregated to approximately HK$1.5 million and was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

## 流動資金及財務資源

於二零零四年上半年，本集團主要以業務所得現金、主要往來銀行提供之信貸及出售證券投資及其附屬公司之所得款項作為營運資金。

本集團之短期銀行貸款及其他借款由二零零三年十二月三十一日約38,300,000港元減至二零零四年六月三十日約13,700,000港元，跌幅達64.3%。相對於二零零三年十二月三十一日約100,000港元而言，於二零零四年六月三十日回顧期內概無任何長期銀行貸款及其他借貸。資本負債比率(即長期銀行貸款及其他借貸總額除以股東資金總額)於二零零四年六月三十日及二零零三年十二月三十一日均維持於零。本集團之總借貸約13,700,000港元主要以港元及人民幣計算，還款期全部均於一年以內。並非以港元計算之貸款乃由本集團業務所在之國家以當地有關貨幣直接計算。

於二零零四年六月三十日，本集團之總銀行借貸及其他借貸約為13,700,000港元。本集團超過90%之銀行借貸以固定利率計息，餘下部分則以浮動利率計息。

於回顧期間，資本開支合計約為1,500,000港元，主要用於擴充現有設施。本集團之資本開支將繼續以經營業務產生之現金、手頭現金或銀行借貸或於需要時結合兩者而撥付。

Cash and bank balances amounted to approximately HK$217.8 million and is mainly denominated in Hong Kong dollars, Renminbi and Australian dollars. The Group does not expect significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any foreign exchange contracts, currency swaps or other financial derivatives.

現金及銀行結餘約達217,800,000港元並主要以港元、人民幣及澳元計算。本集團並不預期將遇到重大匯率及利率波動風險。因此，本集團並無訂立任何重大外匯合約、貨幣掉期或其他金融衍生工具。

## SIGNIFICANT INVESTMENTS

## 重要投資

### China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited)

### China Enterprises Limited(「在香港以China Tire Holdings Limited之名義經營業務」)

For the period under review, China Enterprises Limited ("China Enterprises") continued to look at strategic investment opportunities with a view to expanding business portfolios. Wing On is a travel business related affiliate which continues to benefit from the upward rebound to the travel business of Hong Kong after the negative impacts brought by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") subsided over the corresponding period. After disposing of its investments in Yinchuan C.S.I. (Greatwall) Rubber Company Limited, Double Happiness Tire Industries Corporation Limited and 25% interest in Hangzhou Zhongce Rubber Company Limited ("Hangzhou Zhongce") which are principally engaged in the manufacturing and trading of tires products in the PRC and other countries aboard in 2003, China Enterprises maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce.

於回顧期間，China Enterprises Limited (「China Enterprises」)繼續尋求策略投資機會，以增加業務範疇。永安為一家從事旅遊業務之聯營公司，自相應期間爆發嚴重急性呼吸道綜合症(「沙士」)帶來之負面影響減退後，持續於香港正在復甦之旅遊業中得益。二零零三年，China Enterprises於出售其於銀川中策(長城)橡膠有限公司及雙喜輪胎工業股份有限公司之投資及於杭州中策橡膠有限公司(「杭州中策」)之25%權益後，僅透過其於杭州中策持有餘下之26%權益在製造及買賣輪胎業作最低限度之參與。杭州中策主要於國內及海外其他國家從事製造及買賣輪胎產品之業務。

In June 2004, China Enterprises entered into a conditional agreement for the proposed acquisition of a property situated in Shanghai, the PRC and the property being erected thereon which comprises two levels of underground car-parks and a 24-storey building for a consideration of RMB450 million. It is the intention of the management of China Enterprises to continue seeking appropriate investment opportunities in hotel and travel related businesses in the PRC in view of the positive outlooks in this sector in the coming future.

二零零四年六月，China Enterprises訂立一份有條件協議，建議收購位於中國上海之物業及建於其上之物業，包括一個兩層地下停車場及一座24層樓高之大廈，代價為人民幣450,000,000元。鑑於中國酒店及旅遊相關行業前景樂觀，China Enterprises管理層現擬持續於此行業物色適當之投資機會。

**MRI Holdings Limited**

MRI Holdings Limited ("MRI") (ASX code: MRI) continues as an investment company under the ASX guidelines.

MRI has made considerable effort to identify suitable investments, which fit the criteria, laid down by the ASX but as yet has not done so. As a result the MRI currently has approximately half of its current assets in cash and consequently MRI is currently suspended from trading until such time as it makes a suitable investment.

MRI has seen fit to appoint a receiver to Fruit Projects Australia to protect its investment under the secured convertible note and the receivership is proceeding satisfactorily at this point in time.

MRI is currently investigating several investment proposals with a view to making an approved investment and applying for a lifting of the trading suspension of its shares.

**MRI Holdings Limited**

MRI Holdings Limited（「MRI」）（ASX編號：MRI）根據ASX指引繼續為投資公司。

MRI已作出相當努力物色符合ASX標準之合適投資，惟尚未作出任何投資。MRI現時有過半數之流動資產為現金，直至作出適當投資之前，MRI已暫停任何買賣。

MRI為Fruit Projects Australia委聘管理人乃恰當之舉，以保障其於已抵押可兌換票據之投資。至目前為止，委聘管理人一事進展令人滿意。

MRI現正審閱若干投資建議以進行已獲批准之投資，以及申請終止暫停股份買賣。

## PROSPECTS

Following the successful consolidation of the existing tire business of the Group, the Group acquired a parcel of land in Zhuhai, the PRC in 2003 as a first step to venture into the industrial properties market in the ever-developing China. Zhuhai being one of the special economic zone in the Pearl river delta plays an important role in the dynamic industrial development in the southern China. Being a close neighbour to Macau and will soon be linked up with Hong Kong directly by a newly built cross-delta bridge, the Board believes Zhuhai will definitely becomes an industrial backyard of Hong Kong.

To look for profitable investment opportunities for the ultimate interest of our shareholders in the long and medium run, the Board has proposed to proceed with the real estate development project located in Shanghai, the PRC. Shanghai, a cosmopolitan and the landmark city representing the business prosperity of modern China and the fusion of culture from the East and West, has a great potential in its hotel and accommodation business. The Board is of the view that the development right of the land into prestigious service apartments will possess tremendous potential in making positive contribution to the Group in the near future.

## 展望

本集團在成功合併現有之輪胎業務後，亦於二零零三年在中國珠海購置一幅土地，作為進軍發展迅速之中國工業物業市場之第一步。珠海作為珠三角其中一個經濟特區，在南中國蓬勃之工業發展中擔當重要角色。董事會認為，珠海毗鄰澳門，於港珠澳跨海大橋落成後便可直接貫通香港，因此珠海在工業方面定必會成為香港之後花園。

為物色盈利可觀之投資機會，從而最終提升本公司股東之長遠及中期利益，董事會建議繼續進行位於中國上海之房地產發展項目。上海作為一個大都會，亦為象徵現代中國商業繁榮之地標城市，融合中西文化，在酒店及住宿業務方面發展潛力龐大。董事會認為，有關土地發展權可發展成高尚服務住宅，潛力優厚，故可為本集團於短期內帶來正面貢獻。

Although there are signs of recovery in the local economy after the implementation of the Closer Economic Partnership Arrangement between Hong Kong and the PRC, the formation of the "Nine plus Two" joint forum of the municipal government of nine major south China cities, the chief executive of Macau and the chief executive of Hong Kong together with the expected early-completion of the Disneyland in Hong Kong, the Board is of the view that the economy of the special administration region will remain gloomy and uncertain in the near term. Hence, the Board will maintain a cautiously optimistic attitude towards the development of the Group and would continue exercising cautions in allocating its resources in order to preserve the shareholders long term interest and maximizing return to shareholders.

繼香港與內地推行更緊密經貿關係安排、南中國九個主要城市市政府成立「九加二」合作論壇、澳門行政首長及香港行政首長相繼預期香港迪士尼提早落成後，本港經濟雖因而呈復甦跡象，但董事會認為特區之經濟短期內將持續不穩。然而，董事會對本集團之發展將保持審慎樂觀態度，並會繼續謹慎分配資源，以保障股東之長期利益並為股東帶來最大回報。

## CORPORATE DEVELOPMENTS

## 公司發展

The Group acquired the entire interest in a company from an independent third party by the end of 2003 which is engaged in land development project in 珠海中策產業園 located in Long Shan Development Area, Doumen District, Zhuhai City, the PRC and is to be jointly developed with 珠海市龍山工業區管理委員會. The Group now is entitled to have the exclusive development right to the project and the right to obtain the land for development.

二零零三年底，本集團已向一位獨立第三方收購一間公司之全部權益，該公司參與珠海中策產業園之土地發展項目，此項目位於中國珠海市斗門區龍山發展區，將與珠海市龍山工業區管理委員會共同發展。本集團現享有該項目之獨家發展權及享有權利取得土地以作發展。

China Enterprises entered into a conditional agreement dated 13th January, 2004 with Wing On (as subsequently amended on 17th March, 2004 and 4th May, 2004) in relation to the issue of 2% convertible note to China Enterprises or its nominee for a consideration of HK$155,000,000 attaching the right to convert into new shares of Wing On during a period of three years from the date of issue of the convertible note, at an initial conversion price of HK$0.02 per share of Wing On, subject to adjustment.

二零零四年一月十三日，China Enterprises與永安訂立了一份有條件協議（其後經二零零四年三月十七日及二零零四年五月四日修訂），內容有關由永安向China Enterprises或其代名人發行2%可換股票據，代價為155,000,000港元。該等可換股票據附有權力，可於發行可換股票據日期起3年內按初步換股價每股0.02港元（可予調整）轉換為永安之新股份。

In March 2004, the Company entered into a conditional sale and purchase agreement with Cheung Tai Hong (B.V.I.) Limited ("Cheung Tai Hong"), a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited, in relation to the disposal of the entire equity interests in Tung Fong Hung Investment Limited to Cheung Tai Hong for a total consideration of HK$42,000,000.

二零零四年三月，本公司與Cheung Tai Hong (B.V.I.) Limited (「Cheung Tai Hong」，為祥泰行集團有限公司之全資附屬公司)訂立一份有條件買賣協議，內容有關向Cheung Tai Hong出售Tung Fong Hung Investment Limited全部股本權益，總代價為42,000,000港元。

As stated in the joint announcement dated 8th March, 2004 of Pacific Century Premium Developments Limited ("PCPD" formerly known as Dong Fang Gas Holdings Limited, an associated company of the Company at that time), and PCCW Limited ("PCCW"), PCPD conditionally agreed to purchase (i) the entire issued share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW and its subsidiaries and (ii) the loans of approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans and (iii) certain property interests. The consideration for the above transaction amounting to HK$6,557 million will be satisfied by (a) as to HK$2,967 million by the allotment and issue of approximately 1,648 million new shares of PCPD to PCCW credited as fully paid at an issue price of HK$1.80 per share; and (b) as to the remaining HK$3,590 million by the issue of the convertible note by PCPD to PCCW or as it may direct. Upon completion of the foresaid proposals, PCPD become the flagship of PCCW for property development business in Hong Kong and the PRC. After completion of the transaction, the Group's interests in PCPD was decreased from 43.06% to 2.83%.

誠如於二零零四年三月八日，盈科大衍地產發展有限公司(「盈大地產」，前稱東方燃氣集團有限公司，當時為本公司之一間聯營公司)及電訊盈科有限公司(「電訊盈科」)發表之聯合公佈所載，盈大地產有條件同意購買(i)Ipswich Holdings Limited及其附屬公司(「物業集團」)之全部已發行股本，而物業集團乃持有北京盈科中心、電訊盈科中心及電訊盈科及其附屬公司旗下其他投資物業及相關物業及設施管理公司之集團公司；及(ii)物業集團有關成員公司欠負電訊盈科之總額約3,529,000,000港元之計息貸款(包括2,359,000,000港元及150,000,000美元之貸款)；及(iii)若干物業權益。上述交易之代價達6,557,000,000港元，而其支付方式為(a)2,967,000,000港元以盈大地產向電訊盈科配發及發行約1,648,000,000股入賬列作繳足股本新盈大地產股份的方式支付，發行價為每股盈大地產股份1.80港元；及(b)餘額3,590,000,000港元以盈大地產向電訊盈科(或按其指示)發行可換股票據的方式支付。完成上述計劃後，盈大地產將成為電訊盈科於香港及中國物業發展業務之旗艦。於該項交易完成後，本集團於盈大地產之權益將由43.06%減至2.83%。

On 30th March 2004, the Group entered into a conditional agreement to acquire 80% interests of the issued share capital of and the shareholder's loan to Talent Cosmos Limited for a consideration of HK$30 million from independent third parties. Talent Cosmos Limited is an investment holding company and its subsidiaries are principally engaged in manufacturing of batteries.

二零零四年三月三十日，本集團訂立有條件協議向獨立第三方收購才宇有限公司80%已發行之股本權益及其股東貸款，代價為30,000,000港元。才宇有限公司為投資控股公司，其附屬公司主要從事電池製造。

The sale and purchase agreement dated 16th June, 2004 has been entered into between the Group and Shanghai Jiu Sheng Investment Company Limited in relation to the acquisition of the interest in a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC and the building being erected thereon which comprises two levels of underground carparks and a 24-storey building by the Group for a total consideration of RMB450,000,000.

二零零四年六月十六日，本集團與上海久盛投資有限公司訂立買賣協議，內容有關本集團收購位於中國上海市靜安區江寧路219號及229號之一幅土地及建於其上之大廈之權益，包括一個兩層地下停車場及一座24層樓高之大廈，總代價為人民幣450,000,000元。

## NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

## 僱員數目、薪酬政策及購股權計劃

As at 30th June, 2004, the Group employed approximately 525 staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits.

於二零零四年六月三十日，本集團約有525名僱員。薪酬包括薪金及按個別表現計算之年終花紅。

25,000,000 share options were granted and then exercised during the period ended 30th June, 2004.

截至二零零四年六月三十日止期間，授出並隨後行使25,000,000股購股權。

## INTERIM DIVIDEND

The directors of the Company ("the Directors") do not recommend the payment of an interim dividend for the six months ended 30th June, 2004 (2003: Nil).

## 中期股息

本公司董事(「董事」)建議不派發截至二零零四年六月三十日止六個月之中期股息(二零零三年:無)。

## DIRECTORS' INTERESTS

As at 30th June, 2004, the interests and short positions of the Directors in the shares, debentures or underlying shares of the Company or any of its associated corporations (within the meaning of the Part XV of the Securities and Futures Ordinance (the "SFO") or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

## 董事權益

於二零零四年六月三十日,本公司董事(「董事」)於本公司或其任何相關法團(按證券及期貨條例(「證券及期貨條例」)第XV部之涵義)之股份、債券或相關股份擁有之權益及淡倉,或根據證券及期貨條例第352條須列入本公司存置之登記冊內或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益及淡倉如下:

### (I) The Company

### (I) 本公司

Shares and (in respect of equity derivatives) Underlying Shares

股份及(就股本衍生工具)相關股份

| Name of Director<br>董事姓名 | Long position/ short position<br>好倉/淡倉 | Nature of interest<br>權益性質<br>(Note1)<br>(附註1) | Number of ordinary shares held<br>所持普通股數目 | Approximate percentage of shareholding<br>概約持股百分比 |
|---|---|---|---|---|
| Chan Kwok Keung, Charles (Note 2)<br>陳國強(附註2) | Long Position<br>好倉 | Corporate<br>法團 | 258,819,795 | 29.36% |

## (II) Associated Corporation

## (II) 相關法團

Shares and (in respect of equity derivatives) Underlying Shares

股份及（就股本衍生工具）相關股份

| Name of Director 董事姓名 | Name of company 公司名稱 | Nature of interest 權益性質 | Long position/ short position 好倉／淡倉 | Number of ordinary shares held 所持普通股數目 (Note3) (附註3) | Approximate percentage of shareholding 概約持股百分比 |
|---|---|---|---|---|---|
| Chan Kwok Keung, Charles 陳國強 | Wing On Travel (Holdings) Limited 永安旅遊（控股）有限公司 | Personal 個人 | Long position 好倉 | 17,280,000 | 0.10% |

Notes:

1. Share(s) of HK$0.10 each in the capital of the Company.

2. Chan Kwok Keung, Charles is deemed to be interested in 258,819,795 shares in the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview") which has a controlling interest in Calisan. Details of which are disclosed under the heading "Substantial Shareholders".

3. Share(s) of HK$0.01 each in the capital of Wing On Travel (Holdings) Limited.

附註：

1. 本公司股本中每股面值0.10港元之股份。

2. 由於陳國強擁有Chinaview International Limited（「Chinaview」）之權益，而Chinaview擁有Calisan Developments Limited（「Calisan」）之控股權益，因而被視為擁有Calisan所持有之258,819,795股本公司股份之權益。有關詳情於「主要股東」項下披露。

3. 永安旅遊（控股）有限公司股本中每股面值0.01港元之股份。

Save as disclosed above, as at 30th June, 2004 none of the Company's directors or chief executive of the Company or their associates had any interest or short position whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

除上文披露者外，於二零零四年六月三十日，本公司之董事或行政總裁或彼等各自之聯繫人士於本公司或其任何相關法團之股份或相關股份及債券中，概無擁有（不論實益或非實益）根據證券及期貨條例第352條須予記錄或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益或淡倉。

## Share Options

## 購股權

Pursuant to the Share Option Scheme adopted on 4th June, 2002, the Company has granted certain eligible persons options to subscribe for shares of the Company during the six months ended 30th June, 2004. Details of the grant of share options and a summary of movement of the share options during the period are set out below.

根據本公司於二零零二年六月四日採納之購股權計劃，本公司截至二零零四年六月三十日止六個月內授出可認購本公司之購股權予若干合資格人士。於本期內，有關批授購股權之詳情及購股權之變動概要如下：

| Eligible person 合資格人士 | No. of share options 購股權數目<br>Balance as at 01/01/2004 於二零零四年一月一日止之結餘 | Granted during the period 期內已批授 | Exercised during the period 期內已行使 | Cancelled/ Lapsed during the period 期內註銷／失效 (HK$) (港元) | Balance as at 30/06/2004 截至於二零零四年六月三十日止之結餘 | Date of grant 批授日期 | Exercise price per share option 每股購股權之行使價 | Exercisable period 行使期 |
|---|---|---|---|---|---|---|---|---|
| Employees 僱員 | - | 25,000,000 | 25,000,000 | - | - | 08/01/2004 二零零四年一月八日 | 0.1776 | 08/01/2004 - 07/01/2009 二零零四年一月八日至二零零九年一月七日 |
| Total合計 | - | 25,000,000 | 25,000,000 | - | - | | | |

1. Employees are employees of the Group (other than the Directors) working under employment contracts with the Group which are regarded as "continuous contracts" for the purpose of the Employment Ordinance (Cap. 57 of the Laws of Hong Kong).

1. 僱員即本集團之僱員(除董事以外)，與本集團有僱傭合約，並就僱傭條例(香港法例第57章)視為「持續合約」。

2. The closing price of the shares of the Company immediately before the options granted on 8th January, 2004 was HK$0.178.

2. 緊接二零零四年一月八日批授購股權前，本公司之股份收市價為0.178港元。

3. The weighted average closing prices of the shares immediately before the dates of exercise exercised by the employees were HK$0.3940, HK$0.4003, HK$0.4505, HK$0.4698, HK$0.4753 respectively.

3. 緊接僱員行使購股權之行使日期前，股份之加權平均收市價分別為0.3940港元、0.4003港元、0.4505港元、0.4698港元及0.4753港元。

During the period ended 30th June, 2004, 25,000,000 share options were granted and exercised under the share option scheme adopted on 4th June, 2002 and no share option was cancelled and lasped.

截至二零零四年六月三十日止期內，根據二零零二年六月四日所採納之購股權計劃，已批授及行使25,000,000股購股權，期內並無購股權被註銷或失效。

The Directors do not consider it is appropriate to disclose the value of the share options granted during the six months ended 30th June, 2004 because the Directors are of the view that the value of the share options generally depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of assumptions. Accordingly the Directors believe that any calculation of the value of share options will not be meaningful and may be misleading to shareholders in these circumstances.

董事認為不適宜披露截至二零零四年六月三十日止六個月內已批授之購股權價值，原因為董事認為購股權價值一般視乎多項變數而定，而該等變數乃難以確定或只能在多項假設情況之下確定。有鑑於此，董事相信任何購股權價值之計算均無意義，甚至或會誤導股東。

## Substantial Shareholders

As at 30th June, 2004, the following companies or persons had an interest or short position in the shares and the underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO and which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

## 主要股東

於二零零四年六月三十日，根據證券及期貨條例第336條本公司須予存置之股東名冊紀錄，下列公司或人士於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分節須向本公司披露之權益或淡倉。

| Name<br>姓名 | Capacity<br>身份 | Notes<br>附註 | Number of shares<br>股份數目 | Percentage of issued share capital<br>已發行股本百分比 |
|---|---|---|---|---|
| Calisan | Beneficial owner<br>實益擁有人 | 1 | 258,819,795 | 29.36% |
| Great Decision Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Paul Y. - ITC Investments Group Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Paul Y. - ITC Construction Holdings (B.V.I.) Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Paul Y. - ITC Construction Holdings Limited<br>保華德祥建築集團有限公司 | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Hollyfield Group Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| ITC Investment Holdings Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| ITC Corporation Limited<br>德祥企業集團有限公司 | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Galaxyway Investments Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |

## Substantial Shareholders *(continued)* 主要股東 *(續)*

| Name<br>姓名 | Capacity<br>身份 | Notes<br>附註 | Number of shares<br>股份數目 | Percentage of issued share capital<br>已發行股本百分比 |
|---|---|---|---|---|
| Chinaview | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Dr. Chan Kwok Keung, Charles<br>陳國強博士 | Interest held by controlled corporation<br>受控制法團持有之權益 | 1 | 258,819,795 | 29.36% |
| Ms. Ng Yuen Lan, Macy<br>伍婉蘭女士 | Interest held by family<br>家族權益 | 2 | 258,819,795 | 29.36% |
| Well Orient Limited<br>威倫有限公司 | Beneficial owner<br>實益擁有人 | 3 | 258,819,794 | 29.36% |
| Powervote Technology Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 3 | 258,819,794 | 29.36% |
| Hanny Magnetics (B.V.I.) Limited | Interest held by controlled corporation<br>受控制法團持有之權益 | 3 | 258,819,794 | 29.36% |
| Hanny Holdings Limited<br>錦興集團有限公司 | Interest held by controlled corporation<br>受控制法團持有之權益 | 3 | 258,819,794 | 29.36% |

Notes:

1. Dr. Chan Kwok Keung, Charles ("Dr. Chan") owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. – ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested 258,819,795 shares of the Company which are held by Calisan.

2. Ms. Ng Yuen Lan, Macy is a spouse of Dr. Chan and deemed to be interested in 258,819,795 shares of the Company held by Calisan.

3. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Megnetics is wholly-owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny were deemed to be interested in 258,819,794 shares of the Company which were held by WOL.

All the interests stated above represent long positions. As at 30th June, 2004, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under Section 336 of the SFO.

附註：

1. 陳國強博士(「陳博士」)擁有Chinaview全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)全部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一全部已發行普通股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益，而ITC Investment則擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)超過三分之一全部已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)全部權益。PYBVI擁有Paul Y. - ITC Investments Group Limited(「PYITCIG」)全部權益。PYITCIG擁有Great Decision Limited(「GDL」)全部權益，而GDL擁有Calisan全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士被視為於Calisan所持有之258,819,795股本公司股份中擁有權益。

2. 伍婉蘭女士為陳博士之配偶，被視為於Calisan所持有之258,819,795股本公司股份中擁有權益。

3. 威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有，而PTL則由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興集團有限公司(「錦興」)全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之258,819,794股本公司股份中擁有權益。

上述所有權益均代表好倉。於二零零四年六月三十日，根據證券及期貨條例第336條須予存置之股份權益及淡倉登記冊中，並無任何淡倉紀錄。

## Continuing Disclosure Obligation

## 持續披露責任

(1) As at 30th June, 2004, the financial assistance given to the Company's affiliated companies by the Group to Wing On Travel (Holdings) Limited and its subsidiaries ("Wing On Group") aggregated to approximately HK$118.95 million, representing more than 8% of the Company's market capitalization of approximately HK$342.06 million as at 30th June, 2004 (the "Market Capitalisation").

Details of financial assistance given to the Company's affiliated companies as at 30th June, 2004:

(1) 於二零零四年六月三十日，本集團向本公司之聯營公司永安旅遊(控股)有限公司及其附屬公司(「永安集團」)提供之財政援助合計約118,950,000港元，佔本公司於二零零四年六月三十日約342,060,000港元市值(「市值」)8%以上。

本公司於二零零四年六月三十日向聯營公司提供之財政援助詳情如下：

| **Affiliated companies 聯營公司** | **Group's interest 本集團之權益** (%) | **Principal Advances 本金墊款** (million) (百萬) | **Interest Rate Per annum 年利率** | Note(s) 附註 |
|---|---|---|---|---|
| Wing On Group 永安集團 | 32.21 | HK$32.20 | Prime+2% | 1 |
| | | 32.20港元 | 最優惠利率+2% | |
| | | HK$17.48 | Prime | 2 |
| | | 17.48港元 | 最優惠利率 | |
| | | HK$63.50 | Prime | 3 |
| | | 63.50港元 | 最優惠利率 | |
| | | Rmb5.54 | 6% | 1 |
| | | 人民幣5.54元 | 6% | |
| | | Rmb0.59 | Nil | 4 |
| | | 人民幣0.59元 | 零 | |
| Total 合計 | | HK$118.93 118.93港元 | | |

*Notes:*

1. The advances are unsecured and repayable on 2nd January, 2006.
2. The advance is unsecured and repayable on 29th January, 2005.
3. The advances is unsecured and repayable on 9th June, 2005.
4. The advance is unsecured, interest free and has no fixed term of repayment.

*附註：*

1. 墊付乃無抵押及須於二零零六年一月二日償還。
2. 墊付乃無抵押及須於二零零五年一月二十九日償還。
3. 墊付乃無抵押及須於二零零五年六月九日償還。
4. 墊付乃無抵押、免息及無固定還款期。

(2) As at 30th June, 2004, the guarantees of HK$45.5 million were given for banking facilities granted by the Company to Tung Fong Hung Investment Limited ("Tung Fong Hung") and its subsidiaries which were previous wholly-owned subsidiaries of the Company and Jean-Marie Pharmacal Co., Limited, an affiliated company of Tung Fong Hung. The Company is currently arranging the guarantees to be released.

(2) 於二零零四年六月三十日，45,500,000港元之抵押已獲提供，藉以擔保本公司向Tung Fong Hung Investment Limited (「Tung Fong Hung」)及其附屬公司(先前為本公司之全資附屬公司)及Tung Fong Hung之聯營公司正美藥品有限公司授出之銀行信貸。本公司現正安排解除該擔保。

(3) Pursuant to Rule 13.22 of the Listing Rules, the financial information of the affiliated companies and the Group's attributable interest in these affiliated companies based on their financial position as at 30th June, 2004 are presented below:

(3) 根據上市規則第13.22條，按照聯繫公司於二零零四年六月三十日之財務資料，聯繫公司之財務狀況及本集團應佔該等聯繫公司之權益載列如下：

| | | **Consolidated financial position as at 30.6.2004 於二零零四年六月三十日之綜合財務狀況** *(HK$'000) 千港元* | **The Group's attributable Interest 本集團應佔權益** *(HK$'000) 千港元* |
|---|---|---|---|
| Non-current assets | 非流動資產 | 1,835,806 | 951,068 |
| Current assets | 流動資產 | 717,222 | 238,825 |
| Current liabilities | 流動負債 | (456,946) | (184,518) |
| Non-current liabilities | 非流動負債 | (1,449,259) | (681,383) |
| Minority interests | 少數股東權益 | (321,120) | (120,077) |
| Net assets | 淨資產 | 325,703 | 203,915 |

## MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have complied with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules.

## 標準守則

本公司已採納上市規則附錄10所載之標準守則作為其有關董事之證券交易之標準守則。於對所有董事作出指定之查詢後，董事已遵守上市規則附錄10所載之標準守則所述之規定標準。

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the listed securities of the Company by the Company or its subsidiaries during the period.

## 購買、出售或贖回上市證券

本公司及其附屬公司於期內概無購買、出售或贖回本公司上市證券。

## CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that this is not complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

## 最佳應用守則

就本公司董事所知，並無任何資料足以合理顯示本公司於中期報告所述之整個會計期間不遵守上市規則附錄14所載之最佳應用守則，惟本公司獨立非執行董事並無特定任期而須根據本公司組織章程細則輪流告退及於股東週年大會上膺選連任。

## AUDIT COMMITTEE

The audit committee of the Company comprises Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes who are Independent Non-Executive Directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report for the six months ended 30th June, 2004.

## 審核委員會

本公司審核委員會由獨立非執行董事卜思問先生及馮蘊瑤女士組成。審核委員會與管理層已審閱本集團所採用之會計準則及慣例，並商討審核、內部控制及財務匯報程序等事宜，其中包括審閱截至二零零四年六月三十日止六個月之未經審核中期財務報告。

By Order of the Board
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 21st September, 2004

承董事會命
*主席*
**陳國強博士**

香港，二零零四年九月二十一日

中策集團有限公司
China Strategic Holdings Limited